Exhibit 99.2

IESI-BFC Ltd. — MD&A for the year ended December 31, 2010

Disclaimer

This Management Discussion and Analysis (“MD&A”) contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “may,” “could,” “intend,” “intent,” “belief,” “estimate,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases.  These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or implied by those statements.  We cannot assure you that any of our expectations, estimates or projections will be achieved.

Numerous important factors, including those specific to our acquisition of Waste Services, Inc. (“WSI”), could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of this MD&A commencing on page 45.

The list of factors is illustrative and by no means exhaustive.  All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this MD&A are qualified by these cautionary statements.  The forward-looking statements in this MD&A are made as of the date of this MD&A and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Industry Overview

The North American non-hazardous solid waste management industry remains fragmented, even after undergoing significant consolidation and integration in both Canada and the United States (“U.S.”).  We believe that this consolidation will continue as larger operators seek to achieve greater economies of scale and smaller operators exit the industry due to cost pressures caused by landfill closures brought about by regulatory changes, stringent environmental regulation and enforcement, and higher compliance and capital costs.

Corporate Overview

As North America’s third largest full-service waste management company, we provide non-hazardous solid waste (“waste”) collection and disposal services to commercial, industrial, municipal and residential customers in 12 states and the District of Columbia in the U.S. and six provinces in Canada.  We serve our customers with vertically integrated collection and disposal assets.

On July 2, 2010, we completed our acquisition of WSI.  WSI provided waste collection and disposal services in four Canadian provinces and the state of Florida in the U.S. WSI’s Canadian operations are included in our Canadian segment, while their Florida operations are included in our U.S. south segment.  WSI’s operating results have been included with our own since the date of acquisition.  We have, however, presented gross revenues by service type, price, volume and acquisition on a comparable basis as if WSI’s operating results were combined with ours in the current and previously comparable quarter.  In addition, we have elected to exclude corporate allocated costs from the operating results of our reportable segments.  Accordingly, expenses specific to corporate activities have been presented separately from our reporting segments for each current and comparative period presented.

Our U.S. south and northeast segments, collectively our U.S. business, operate under the IESI and WSI brands and provide vertically integrated waste collection and disposal services in two geographic regions: the south, consisting of various service areas in Florida, Texas, Louisiana, Oklahoma, Arkansas, Mississippi and Missouri, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland, Illinois and the District of Columbia.  Combined, our U.S. businesses operate 22 landfills, 45 transfer collection stations, 22 material recovery facilities (“MRFs”), two landfill gas to energy facilities, and one transportation operation.

Our Canadian business operates under the BFI Canada and WSI brand names.  We believe we are Canada’s largest waste management company providing vertically integrated waste collection and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec.  Our Canadian business also provides disposal services in the province of Saskatchewan.  Our Canadian business owns or operates eight landfills, 18 transfer collection stations, 20 MRFs, and one landfill gas to energy facility.

Readers are reminded that as we complete the integration and consolidation of our operations with WSI’s certain transfer collection stations or MRFs may be subject to consolidation and this consolidation may further reduce the number of facilities we operate in the future, all else equal.

WSI Acquisition

(all amounts are in thousands of shares and U.S. dollars, unless otherwise stated)

On November 11, 2009, we executed an Agreement and Plan of Merger (the “Agreement”) with WSI.  The Agreement provided for our wholly-owned subsidiary (“Merger Sub”) to merge with and into WSI, with WSI surviving the merger as a wholly-owned subsidiary of IESI-BFC Ltd.

We executed the transaction pursuant to our strategy of growth through acquisition.  Specifically, we believe that the acquisition will provide us with the opportunity to diversify our business across U.S. and Canadian markets, customer segments and service lines.  In addition, the transaction enables us to increase our internalization in the Canadian and U.S. northeast markets.  We also believe this acquisition creates annual synergies and cash flow and earnings per share accretion, which we expect will enhance short and long-term returns to shareholders.  We plan to direct the expected additional cash flow resulting from the combined performance of the companies towards any combination of the following: growth capital, accretive acquisitions, debt reduction, common share repurchases or dividend payments.

We completed the acquisition on July 2, 2010 and issued 27,971 of our common shares to former WSI shareholders.  Former WSI shareholders received 0.5833 common shares of IESI-BFC Ltd. for each share of WSI common stock issued and outstanding on July 2, 2010.  Please refer to the Financial Condition — Disclosure of outstanding share capital section of this MD&A for additional details.

In addition, we assumed WSI’s unexercised and outstanding options and warrants on closing which represents an obligation to issue a maximum of 505 and 194 common shares, respectively.  Please refer to the Financial Condition — Disclosure of outstanding share capital section of this MD&A for additional details, including additional details pertaining to the exercise of stock options since the closing of the WSI acquisition.

As outlined in the Liquidity and Capital Resources section of this MD&A, we amended our long-term debt facilities in Canada and the U.S. to facilitate the acquisition of WSI.  Monies available from these facilities were used to repay WSI’s indebtedness outstanding at closing.  In addition, the credit facilities were upsized to reflect the size of the newly combined operations in both Canada and the U.S.  Pricing was increased to levels commensurate with market and maturities were extended to four years from the close of the transaction.  Please refer to the Liquidity and Capital Resources section of this MD&A for additional details.

Financial Reporting Changes

On September 7, 2010, we announced that for the interim period ended September 30, 2010 and the year ended December 31, 2010, we have been granted exemptive relief by the Canadian securities regulatory authorities  which allows us to discontinue the preparation,  disclosure and filing of a reconciliation between our reported financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and Canadian generally accepted accounting principles (“Canadian GAAP”).  We believe that this reconciliation, which would no longer be required under proposed changes to Canadian securities laws, is of limited use to investors because we have been reporting in U.S. GAAP since March 31, 2009 and the changes in our business since that time (including the acquisition of WSI) mean that the Canadian GAAP-reconciled financial information is no longer readily comparable between periods or years.

Introduction

The following is a discussion of our consolidated financial condition and results of operations for the year ended December 31, 2010 and has been prepared with all available information up to and including March 9, 2011.  All amounts are reported in U.S. dollars, unless otherwise stated, and have been prepared in accordance with U.S. GAAP.  This discussion should be read in conjunction with our consolidated financial statements (“financial statements”), including notes thereto, and MD&A for the years ended December 31, 2009 and December 31, 2008, respectively, both of which are filed on www.sec.gov and www.sedar.com.

Foreign Currency Exchange (“FX”) Rates

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We have elected to report our financial results in accordance with U.S. GAAP and in U.S. dollars to improve the comparability of our financial information with our peers and to reduce foreign currency fluctuations in our reported amounts resulting from a significant portion of our assets, liabilities and operations residing in the U.S. and transacted in U.S. dollars.   We remain a legally domiciled Canadian entity and our functional currency is the Canadian dollar.  As a result, our financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars using the current rate method of accounting.  Our consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the balance sheet date, while our consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.  Translating the financial position, results of operations and cash flows of our U.S. business into Canadian dollars, our functional currency, and re-translating these amounts to U.S. dollars, our reporting currency, has no translation impact on our financial statements.  Accordingly, our U.S. results retain their original values when expressed in our reporting currency.  Translation adjustments are only included in the determination of net income or loss when we realize a reduction in investments we hold in foreign operations.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates included in the table below.  FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar and represent noon rates according to the Bank of Canada.

	2010			2009
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

March 31	$0.9846	$0.9607	$0.9607	$0.7935	$0.8030	$0.8030
June 30	$0.9429	$0.9731	$0.9669	$0.8602	$0.8568	$0.8290
September 30	$0.9711	$0.9624	$0.9654	$0.9327	$0.9113	$0.8547
December 31	$1.0054	$0.9873	$0.9708	$0.9555	$0.9467	$0.8760

FX Impact on Consolidated Annual Results

The following table has been prepared to assist readers in assessing the impact of FX on selected results for the year ended December 31, 2010.

	Year ended
	December 31, 2009	December 31, 2010	December 31, 2010	December 31, 2010	December 31, 2010
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)
Consolidated Statement of Operations
Revenues	$1,008,466	$364,282	$1,372,748	$57,017	$1,429,765
Operating expenses	588,104	220,907	809,011	30,962	839,973
Selling, general and administration (“SG&A”)	136,846	47,194	184,040	8,825	192,865
Restructuring expenses	—	4,719	4,719	461	5,180
Amortization	156,702	43,128	199,830	7,836	207,666
Net gain on sale of capital and landfill assets	(198)	(176)	(374)	(40)	(414)
Operating income	127,012	48,510	175,522	8,973	184,495
Interest on long-term debt	34,225	13,120	47,345	1,441	48,786
Net foreign exchange loss	276	(223)	53	(6)	47
Net gain on financial instruments	(1,562)	(3,940)	(5,502)	9	(5,493)
Conversion costs	298	(298)	—	—	—
Other expenses	162	2,779	2,941	269	3,210
Income before net income tax expense and net loss from equity accounted investee	93,613	37,072	130,685	7,260	137,945
Net income tax expense	39,885	13,276	53,161	2,497	55,658
Net loss from equity accounted investee	—	106	106	12	118
Net income	$53,728	$23,690	$77,418	$4,751	$82,169

Adjusted EBITDA(A)	$290,449	$104,781	$395,230	$18,596	$413,826
Adjusted operating income(A)	$133,945	$61,865	$195,810	$10,764	$206,574
Adjusted net income(A)	$59,591	$32,413	$92,004	$8,972	$100,976
Free cash flow(B) (see page 13)	$114,109	$67,659	$181,768	$9,532	$191,300

Review of Operations - For the year ended December 31, 2010

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We conduct our business in the U.S. and Canada.  Accordingly, a portion of our operating results are denominated in Canadian dollars.  Please refer to the tables above for additional details regarding the impact of FX on our comparative operating results.

Revenues

	Year ended December 31
	2010	2009	Change

Total	$1,429,765	$1,008,466	$421,299

Canada	$584,141	$349,288	$234,853
U.S. south	$502,308	$340,187	$162,121
U.S. northeast	$343,316	$318,991	$24,325

Gross revenue by service type

(prepared on a comparable basis)

The following table compares gross revenues for the year ended December 31, 2010 to the comparative year by service offering.  This table has been prepared on a “comparable basis”, which includes WSI’s results as if WSI’s operations were combined with ours in the current and previously comparable year.

	Year ended December 31, 2010				Year ended December 31, 2009
	Canada - stated in thousands of Canadian dollars	Canada - percent- age of gross revenue	U.S.	U.S. - percent- age of gross revenue	Canada - stated in thousands of Canadian dollars	Canada - percent- age of gross revenue	U.S.	U.S. - percent- age of gross revenue

Commercial	$296,606	35.5	$297,753	26.9	$278,173	37.4	$265,616	26.6
Industrial	142,447	17.0	157,470	14.3	132,057	17.7	149,106	14.9
Residential	130,960	15.6	229,228	20.8	123,008	16.5	207,337	20.8
Transfer and disposal	221,175	26.4	363,233	32.9	184,063	24.8	338,734	33.9
Recycling and other	46,006	5.5	55,984	5.1	27,148	3.6	38,218	3.8
Gross revenues	837,194	100.0	1,103,668	100.0	744,449	100.0	999,011	100.0

Gross revenue growth or decline components — expressed in percentages and excluding FX

(prepared on a comparable basis for 2010 only)

The table below has been prepared on a “comparable basis” as outlined above.  However, component percentages presented for 2009 have not been prepared on a comparable basis and accordingly do not include WSI’s results.

	Year ended December 31, 2010		Year ended December 31, 2009
	Canada	U.S.	Canada	U.S.

Price
Core price	3.1	2.1	3.2	2.2
Fuel surcharges	0.7	0.4	(1.0)	(2.6)
Recycling and other	0.6	1.6	(0.2)	(1.5)
Total price growth (decline)	4.4	4.1	2.0	(1.9)

Volume	4.3	1.1	(0.6)	(2.3)
Total organic gross revenue growth (decline)	8.7	5.2	1.4	(4.2)

Acquisitions, net of divestitures	3.8	5.6	1.5	1.9
Total gross revenue growth (decline)	12.5	10.8	2.9	(2.3)

The increase in Canadian segment gross revenues is approximately C$92,700.  On a “comparable basis”, prepared as if WSI’s operations were combined with ours in the current and previously comparable year, our Canadian segment delivered price growth in every service line, excluding industrial.  While industrial pricing was down comparatively, comparative volumes increased resulting in a net increase to gross revenue growth over the comparative period a year ago.  The divestiture of certain assets in the third and fourth quarters also resulted in a comparable decline in commercial volumes, as expected.  However, higher comparable pricing in our commercial service line more than compensated for the volume decline attributable to asset divestitures.  Comparable volume gains are the result of higher landfill volumes, new contract wins and strong organic growth.  Other “tuck-in” acquisitions and higher fuel surcharges also contributed to the comparable increase.

U.S. south gross revenue growth, presented on a “comparable basis”, increased approximately $82,200.  U.S. south segment gross revenues increased on the back of strong pricing growth which grew across all service lines.  All of our U.S. south service lines also delivered comparative volume growth.  Other “tuck-in” acquisitions and fuel surcharges also contributed to gross revenue growth year over year.

Gross revenues in our U.S. northeast segment increased as well, approximately $22,200.  Gross revenue growth in our U.S. northeast segment benefited from stronger year over year pricing.  Landfill pricing was the only service line that experienced a decline.  Attracting volumes at our landfills in combination with the mix of waste materials received is the primary cause for the decline in pricing. The return of commodity pricing delivered a strong contribution to year-to-date gross revenue growth as did an increase in the volume of materials processed.  Volume growth was most pronounced in our landfill and industrial service lines, but was partially offset by declines in all other service offerings.  Acquisitions and marginally higher fuel prices also contributed to year-to-date gross revenue growth.

Please refer to the Outlook section of this MD&A for additional discussion on economic trends affecting revenues, our strategy and our operations.

Operating expenses

	Year ended December 31
	2010	2009	Change

Total	$839,973	$588,104	$251,869

Canada	$317,210	$178,147	$139,063
U.S. south	$306,903	$209,279	$97,624
U.S. northeast	$215,860	$200,678	$15,182

The comparative increase is due to FX, approximately $31,000, higher operating expenses attributable to our acquisition of WSI, other “tuck-in” acquisitions, and higher collected waste volumes in our pre-existing base business.  The increase in revenues, due largely to acquisitions, brought about higher disposal, labour and vehicle operating costs, approximately $73,000, $71,300 and $52,500, respectively.  Higher subcontract costs, approximately $10,100, insurance and higher commodity rebates, due to higher comparative commodity pricing, are the largest contributors to the balance of the increase.  The increase in commodity rebates was most notable in the U.S. northeast and Canada.  At 58.7%, current year operating expenses as a percentage of reportable revenues is consistent with the 58.3% achieved in the prior year.  While we have benefited from lower insurance costs as a percentage of reportable revenues, subcontract costs, repairs and maintenance and labour costs have risen when expressed as a percentage of reportable revenues due principally to the composition of revenues we acquired on our acquisition of WSI and other acquisitions completed in the year.  We are satisfied that we are realizing the synergies we expected from the acquisition of WSI and we expect to realize additional synergies in the coming year.

SG&A

	Year ended December 31
	2010	2009	Change

Total	$192,865	$136,846	$56,019

Canada	$49,955	$30,497	$19,458
U.S. south	$53,141	$37,999	$15,142
U.S. northeast	$30,012	$28,076	$1,936
Corporate	$59,757	$40,274	$19,483

Excluding the impact of FX, approximately $8,800, the comparable increase is the result of higher SG&A expense attributable to our acquisition of WSI, other “tuck-in” acquisitions and organic growth.  The increase is primarily attributable to salaries, approximately $23,400, which includes approximately $7,500 of fair value changes in stock options (expressed net of FX).  Facility and other SG&A cost increases, approximately $9,700 and $4,200, respectively, also contributed to the comparative increase.

Corporate SG&A includes certain executive costs, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources and other administrative support functions.  Corporate SG&A also includes transaction and related costs and fair value changes to stock options, approximately $8,000 and $7,500, respectively, before FX.  While we experienced an increase in corporate SG&A costs resulting from our acquisition of WSI, due largely to higher salaries and facility and office costs, and higher fair value changes in stock options, the comparative decline in transaction and related costs, corporate reorganization costs, coupled with the recovery of professional fees incurred in our defense of an anti-trust lawsuit, more than offset these increases.   As a percentage of reportable revenues, SG&A expense, expressed on an adjusted basis, is 12.3% (2009 — 13.0%).  Rationalizing personnel and operating locations, resulting principally from the acquisition of WSI, is the primary reason for the comparative improvement.  We continue to integrate WSI with our existing operations with the goal of reducing SG&A expense.  We are satisfied that we are realizing the synergies we expected from the acquisition of WSI and we expect to realize additional synergies in the coming year.

Restructuring expenses

	Year ended December 31
	2010	2009	Change

Total	$5,180	$—	$5,180

Canada	$—	$—	$—
U.S. south	$—	$—	$—
U.S. northeast	$—	$—	$—
Corporate	$5,180	$—	$5,180

We have incurred restructuring expenses as part of our integration of WSI into our pre-existing business.  Restructuring expenses include costs incurred to integrate various operating locations, exiting certain properties and building and office leases, employee severance and employee relocation costs.  Restructuring expenses are classified as corporate expenses as the decision to incur these costs is typically initiated by corporate.  We expect to incur additional restructuring expenses in the coming year which we estimate will amount to approximately $2,000.

Amortization

	Year ended December 31
	2010	2009	Change

Total	$207,666	$156,702	$50,964

Canada	$79,325	$48,240	$31,085
U.S. south	$67,555	$48,217	$19,338
U.S. northeast	$58,799	$58,973	$(174)
Corporate	$1,987	$1,272	$715

Higher amortization expense is largely attributable to our acquisition of WSI.  The contribution by WSI to the year over year increase is most noticeable in our Canadian and U.S. south segments.  Higher FX, approximately $7,800, also contributed to the comparative increase in Canadian segment amortization expense.  Other “tuck-in” acquisitions and replacement and growth capital purchases to service existing contracts and organic growth, principally in our Canadian and U.S. south segments, also contributed to the rise in amortization expense.  Excluding the impact of WSI, our Canadian business recorded lower intangible amortization expense due to fully amortized intangibles.

The increase in corporate amortization expense is due to the acquisition of WSI’s corporate assets.

Net gain on sale of capital and landfill assets

	Year ended December 31
	2010	2009	Change

Total	$(414)	$(198)	$(216)

Canada	$(406)	$(157)	$(249)
U.S.	$(8)	$(41)	$33
Corporate	$—	$—	$—

We dispose of certain equipment as a matter of normal course.  These dispositions are generally the result of asset retirements.  Normal course disposals were not significant individually or in aggregate.

Interest on long-term debt

	Year ended December 31
	2010	2009	Change

Total	$48,786	$34,225	$14,561

Interest expense in Canada totaled approximately $14,800 compared to approximately $9,000 in the comparative period a year ago.  FX contributed approximately $1,400 to the approximately $5,800 increase.

Our U.S. business incurred interest charges of approximately $34,000 compared to approximately $25,200 in the prior year.

As previously noted, we financed a portion of the WSI acquisition with long-term debt drawings.  Accordingly, the increase in interest on long-term debt is principally attributable to the increase in indebtedness resulting from this financing.  We attribute approximately $8,800 of the increase to financing a portion of the WSI acquisition with long-term borrowings and approximately $3,000 to market rate adjustments related to us entering into our Sixth Amended and Restated Credit Facility Agreement (the “Canadian facility”) in Canada and our Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”) in the U.S.

Excluding financings attributable to the acquisition of WSI and market rate adjustments to our Canadian and U.S. facilities, higher comparative interest rates also contributed to the increase in interest expense for our U.S and Canadian businesses.  In addition, year-to-date borrowings were also higher due to other “tuck-in” acquisitions completed in the year.  The write-off of certain deferred financing costs incurred in connection with us entering into our new U.S. facility also contributed to the increase.  We also incurred a one-time interest charge in connection with the defeasance of WSI’s high yield notes totaling approximately $1,700.  All else equal, proceeds from share offerings completed in March and June of 2009, which we applied to U.S. borrowings in the same year, partially offset the increase in comparative year-to-date interest expense for our U.S. business.

Net foreign exchange loss

	Year ended December 31
	2010	2009	Change

Total	$47	$276	$(229)

Foreign exchange gains or losses are typically incurred on the settlement of transactions conducted in a currency that is other than our Canadian and U.S. businesses functional currency.  Gains and losses are not attributable to one significant transaction or series of transactions.

Net gain on financial instruments

	Year ended December 31
	2010	2009	Change

Total	$(5,493)	$(1,562)	$(3,931)

Financial instrument gains are due principally to fair value changes in certain interest rate swaps resulting from year-to-year movements in interest rates.  Changes in the fair value of funded landfill post-closure costs and fuel hedges account for the balance of the change.  We have not designated certain interest rate swaps and fuel hedges as hedges for accounting purposes.  Accordingly, fair value movements in these arrangements are recorded as gains or losses on financial instruments in our consolidated statement of operations and comprehensive income.

Conversion Costs

	Year ended December 31
	2010	2009	Change

Total	$—	$298	$(298)

Conversion costs incurred in 2009 represent professional fees incurred on the final wind-up of the BFI Canada Income Fund (the “Fund”) and Ridge Landfill Trust and were incurred exclusively in Canada.

Other expenses

	Year ended December 31
	2010	2009	Change

Total	$3,210	$162	$3,048

Other expenses for the year ended December 31, 2010 include bonuses incurred to retain certain former WSI executives and a one-time transaction bonus for an executive of IESI-BFC Ltd.  Other expenses also include management bonuses related to certain acquisitions completed in prior years.

Net income tax expense

	Year ended December 31
	2010	2009	Change

Total	$55,658	$39,885	$15,773

The increase in net income tax expense in our Canadian business is due largely to the acquisition of WSI.  For the year ended December 31, 2010, net income tax expense was approximately $25,600, representing a comparative increase of approximately $1,900.  Strong performance in our pre-existing business, other “tuck-in” acquisitions and the WSI acquisition combined to increase current income tax expense approximately $14,300 year over year.  The increase in deferred tax recoveries, approximately $12,400, were due in large part to a decline in the carrying value of intangible and capital assets in excess of their tax basis.

The increase in net income tax expense in our U.S. business is due in large part to an increase in deferred income tax expense, approximately $12,000.  Current taxes in the U.S. were up slightly, approximately $1,900.  Higher income subject to tax, due in part to income contributions from the acquisition of WSI and other “tuck-in” acquisitions, has increased our use of loss carryforwards and is the primary cause of the comparative increase in deferred income tax expense.

Income tax expense at the combined basic rate totaled approximately $49,700.  State and withholding taxes, approximately $2,100, and net revisions to tax rates and certain tax bases, approximately $2,300, are the primary contributors to income tax expense beyond income tax expense at the combined basic rate.

Please refer to the Outlook section of this MD&A for additional discussion about our income taxes.

Net loss from equity accounted investee

	Year ended December 31
	2010	2009	Change

Total	$118	$—	$118

The net loss from equity our accounted investee represents our pro rata share of the investee’s post-acquisition earnings, computed using the consolidation method.

Review of Operations - For the three months ended December 31, 2010

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

	Three months ended December 31
	2010
	Canada	U.S. south	U.S. northeast	Corporate	Total

Revenues	$181,584	$158,760	$89,535	$—	$429,879
Operating expenses	102,677	96,609	55,975	—	255,261
SG&A	16,509	17,433	7,499	14,745	56,186
Restructuring expenses				1,388	1,388
Amortization	25,666	21,819	15,705	(927)	62,263
Net gain on sale of capital and landfill assets					(33)
Operating income (loss)	36,732	22,899	10,356	(15,206)	54,814
Interest on long-term debt					14,822
Net foreign exchange loss					33
Net gain on financial instruments					(2,245)
Other expenses					2,566
Income before net income taxes expense and net loss from equity accounted investee					39,638
Net income tax expense					17,953
Net loss from equity accounted investee					2
Net income					$21,683

	Three months ended December 31
	2009
	Canada	U.S. south	U.S. northeast	Corporate	Total

Revenues	$96,473	$86,882	$79,107	$—	$262,462
Operating expenses	48,463	53,063	50,609	—	152,135
SG&A	8,449	10,232	6,814	15,402	40,897
Amortization	10,659	12,695	12,314	332	36,000
Net gain on sale of capital and landfill assets					(70)
Operating income (loss)	28,902	10,892	9,370	(15,734)	33,500
Interest on long-term debt					7,979
Net foreign exchange loss					38
Net gain on financial instruments					(696)
Conversion costs					90
Other expenses					53
Income before net income tax expense					26,036
Net income tax expense					16,161
Net income					$9,875

FX Impact on Consolidated Quarterly Results

The following table has been prepared to assist readers in assessing the impact of FX on selected results for the three months ended December 31, 2010.

	Three months ended
	December 31, 2009	December 31, 2010	December 31, 2010	December 31, 2010	December 31, 2010
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)
Condensed Consolidated Statement of Operations
Revenues	$262,462	$156,536	$418,998	$10,881	$429,879
Operating expenses	152,135	96,751	248,886	6,375	255,261
SG&A	40,897	13,698	54,595	1,591	56,186
Restructuring expenses	—	1,310	1,310	78	1,388
Amortization	36,000	24,651	60,651	1,612	62,263
Net gain on sale of capital and landfill assets	(70)	35	(35)	2	(33)
Operating income	33,500	20,091	53,591	1,223	54,814
Interest on long-term debt	7,979	6,519	14,498	324	14,822
Net foreign exchange loss	38	(7)	31	2	33
Net gain on financial instruments	(696)	(1,522)	(2,218)	(27)	(2,245)
Conversion costs	90	(90)	—	—	—
Other expenses	53	2,264	2,317	249	2,566
Income before net income tax expense and net loss from equity accounted investee	26,036	12,927	38,963	675	39,638
Net income tax expense	16,161	1,537	17,698	255	17,953
Net loss from equity accounted investee	—	3	3	(1)	2
Net income	$9,875	$11,387	$21,262	$421	$21,683

Adjusted EBITDA(A)	$75,363	$44,658	$120,021	$2,966	$122,987
Adjusted operating income(A)	$39,433	$19,813	$59,246	$1,511	$60,757
Adjusted net income(A)	$15,039	$10,807	$25,846	$972	$26,818
Free cash flow(B) (see page 13)	$23,505	$18,347	$41,852	$172	$42,024

Revenues

Gross revenue by service type

(prepared on a comparable basis)

The following table compares gross revenues for the three months ended December 31, 2010 to the comparative period by service offering.  This table has been prepared on a “comparable basis”, which includes WSI’s results as if WSI’s operations were combined with ours in the current and previously comparable quarter.

	Three months ended December 31, 2010				Three months ended December 31, 2009
	Canada - stated in thousands of Canadian dollars	Canada - percentage of gross revenue	U.S.	U.S. - percentage of gross revenue	Canada - stated in thousands of Canadian dollars	Canada -percentage of gross revenue	U.S.	U.S. - percentage of gross revenue
Commercial	$71,347	34.3	$76,090	27.3	$69,729	36.4	$71,681	28.2
Industrial	34,063	16.3	39,168	14	32,401	16.9	35,746	14.0
Residential	32,847	15.7	60,322	21.6	32,081	16.8	53,312	20.9
Transfer and disposal	58,477	28	89,765	32.2	48,820	25.5	83,943	33.0
Recycling and other	11,870	5.7	13,642	4.9	8,379	4.4	9,955	3.9
Gross revenues	$208,604	100	$278,987	100	191,410	100.0	254,637	100.0

Gross revenue growth or decline components — expressed in percentages and excluding FX

(prepared on a comparable basis for 2010))

As a result of our acquisition of WSI, we have prepared the table below on a “comparable basis” as outlined above.  However, component percentages presented for 2009 have not been prepared on a comparable basis and accordingly do not include WSI’s results.

	Three months ended December 31, 2010		Three months ended December 31, 2009
	Canada	U.S.	Canada	U.S.

Price
Core price	2.4	1.0	3.2	1.8
Fuel surcharges	0.9	0.5	(0.6)	(2.2)
Recycling and other	0.7	1.0	—	0.6
Total price growth	4.0	2.5	2.6	0.2

Volume	2.3	1.3	0.3	(0.1)
Total organic gross revenue growth	6.3	3.8	2.9	0.1

Acquisitions, net of divestitures	2.7	5.8	0.4	1.9
Total gross revenue growth	9.0	9.6	3.3	2.0

On a “comparable basis”, our Canadian segment delivered price growth in every service line, excluding industrial.  While industrial pricing was down comparatively, comparative volumes increased resulting in a net increase to gross revenue growth over the comparative period a year ago.  The divestiture of certain assets in the current and previous quarter also resulted in a comparable decline in commercial volumes, as expected.  However, higher comparable pricing in our commercial service line more than compensated for the volume decline attributable to asset divestitures.  Comparable volume gains are the result of higher landfill volumes, new contract wins and strong organic growth.  Other “tuck-in” acquisitions, FX, and higher fuel surcharges also contributed to the comparable increase.

With the exception of slightly lower pricing in our transfer and disposal service line, pricing and volumes were up comparably across all service lines in our U.S. south segment.  While pricing was lower in our transfer and disposal service line, comparable volume gains more than offset this decline.  Higher fuel surcharges and other “tuck-in” acquisitions contributed to the balance of growth in comparable gross revenues.

Gross revenues in our U.S. northeast segment increased as well.  Excluding pricing in our residential service line, all of our service lines enjoyed higher price, or pricing that was largely unchanged, over the comparable period a year ago.  The decline in residential pricing, while not significant, was due to lost business year over year which also contributed to lower volumes as well.  Recycling volumes were also down slightly as were net transfer and disposal volumes.  Higher comparative pricing more than offset the volume declines in each of these two service offerings and comparative volumes increased across all remaining business lines.  Fuel surcharges remained flat comparatively, while “tuck-in” acquisitions contributed to the balance of gross revenue growth in the U.S. northeast.

Operating expenses

The comparative increase is due to FX, approximately $6,400, higher operating expenses attributable to our acquisition of WSI, other “tuck-in” acquisitions, and higher collected waste volumes in our pre-existing base business.  The increase in revenues, due largely to acquisitions, is the primary reason for higher comparative disposal, labour and vehicle operating and maintenance expenses, which increased approximately $32,000, $31,600 and $24,100, respectively.  In addition, higher subcontract costs, approximately $4,600, insurance and higher commodity rebates, due to higher comparative commodity pricing, are the largest contributors to the balance of the period over period increase.  The increase in commodity rebates was most notable in the U.S. northeast and Canada.  At 59.4%, fourth quarter operating expenses as a percentage of reportable revenues is higher than the 58.0% achieved in the comparative period.  While we have benefited from lower insurance costs as a percentage of reportable revenues, subcontract costs, repairs and maintenance and labour costs have risen when expressed as a percentage of reportable revenues due principally to the composition of revenues we acquired on our acquisition of WSI and other acquisitions completed in the year.

SG&A

Excluding the impact of FX, approximately $1,600, the increase in SG&A expense is due to the acquisition of WSI, other “tuck-in” acquisitions and organic growth.  The increase is primarily attributable to higher salaries, facility and other SG&A costs, approximately $10,500, $4,300 and $1,200, respectively, which are due in large part to our acquisition of WSI and other “tuck-in” acquisitions.

As outlined for the year ended December 31, 2010, corporate SG&A includes transaction and related costs and fair value changes to stock options, each of which contributed approximately $2,200 to the comparative increase.  While we experienced an increase in corporate SG&A costs resulting from our acquisition of WSI, due largely to higher salaries and facility and office costs and higher fair value changes in stock options, the comparative decline in transaction and related costs, corporate reorganization costs, coupled with the recovery of professional fees incurred in our defense of an anti-trust lawsuit, more than offset these increases.

Restructuring expenses

We have incurred restructuring expenses as part of our integration of WSI into our pre-existing business.

Amortization

Higher amortization expense is largely attributable to our acquisition of WSI and is the single largest contributor to the period over period increase recognized in our Canadian and U.S. south segments.  Higher FX, approximately $1,600, also contributed to the comparative increase in Canadian segment amortization.  Other “tuck-in” acquisitions and replacement and growth capital purchases to service existing contracts and organic growth, which was most notable in our Canadian and U.S. south segments, also contributed to the rise in amortization expense.  Excluding the impact of WSI, our Canadian business recorded lower intangible amortization expense due to fully amortized intangibles.

Explanations for the quarterly changes in net gain on sale of capital and landfill assets, interest on long-term debt, net foreign exchange loss, net gain on financial instruments, conversion costs, other expenses, net income tax expense and net loss from equity accounted investee are consistent with those outlined in the Review of Operations — For the year ended December 31, 2010 section of this MD&A.

Other Performance Measures - For the year ended December 31, 2010

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Free cash flow (B)

Purpose and objective

The purpose of presenting this non-GAAP measure is to align our disclosure with other U.S. publicly listed companies in our industry and to provide investors and analysts an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment and debt repayment.

In 2009, our calculation of free cash flow(B) did not deduct acquisition and related costs or non-recurring costs.  Accordingly, comparative free cash flow(B) amounts have been adjusted to conform to the current period’s presentation.

Free cash flow (B) - cash flow approach

	Year ended December 31
	2010	2009	Change

Cash generated from operating activities (statement of cash flows)	$293,861	$256,269	$37,592

Operating and investing
Reorganization costs (non-recurring capital tax)	—	1,315	(1,315)
Stock option expense	8,336	2,006	6,330
Acquisition and related costs	8,563	3,612	4,951
Restructuring expenses	5,180	—	5,180
Conversion costs	—	298	(298)
Other expenses	3,210	162	3,048
Write-off of landfill development assets	(290)	(77)	(213)
Changes in non-cash working capital items	14,612	(27,304)	41,916
Capital and landfill asset purchases	(142,641)	(122,276)	(20,365)

Financing
Interest on long-term debt - high yield defeasance interest	1,663	—	1,663
Purchase of restricted shares	(1,241)	(172)	(1,069)
Net realized foreign exchange loss	47	276	(229)
Free cash flow(B)	$191,300	$114,109	$77,191

Free cash flow (B) — adjusted EBITDA(A) approach

We typically calculate free cash flow(B) using an operations approach which is similar to the calculation required by our Canadian and U.S. facilities.

	Year ended December 31
	2010	2009	Change

Adjusted EBITDA(A)	$413,826	$290,449	$123,377

Restricted share expense	1,977	1,485	492
Purchase of restricted shares	(1,241)	(172)	(1,069)
Capital and landfill asset purchases	(142,641)	(122,276)	(20,365)
Landfill closure and post-closure expenditures	(5,749)	(7,145)	1,396
Landfill closure and post-closure cost accretion expense	3,827	3,130	697
Interest on long-term debt	(48,786)	(34,225)	(14,561)
Interest on long-term debt - high yield defeasance interest	1,663	—	1,663
Non-cash interest expense	4,672	2,902	1,770
Current income tax expense	(36,248)	(20,039)	(16,209)
Free cash flow(B)	$191,300	$114,109	$77,191

Free cash flow(B) increased over the comparative year, approximately $67,700, excluding FX. The acquisition of WSI contributed to the growth in free cash flow(B) and adjusted EBITDA(A) that we enjoyed on a comparative basis. In addition, we realized significant improvements to free cash flow(B) and adjusted EBITDA(A) resulting from strong organic and other “tuck-in” acquisition contributions.  Higher debt levels resulting from the acquisition of WSI and higher interest rates in Canada and the U.S. partially offset adjusted EBITDA(A) improvements.  Higher capital and landfill asset purchases, due in large part to the acquisition of WSI and other “tuck-in” acquisitions completed in the year also partially offset the increase in adjusted EBITDA(A).  Cash taxes also rose in the year, most notably in Canada.  Higher Canadian cash taxes are the result of strong organic growth in our base business, coupled with the acquisition of WSI.  WSI’s Canadian operations had no meaningful loss carryforwards to shelter income subject to tax.  Please refer to the Review of Operations — For the year ended December 31, 2010 section of this MD&A for additional details of the year over year improvements to adjusted EBITDA(A), interest on long-term debt and current income tax expense.  Details of the change in capital and landfill asset purchases are outlined in the section below.

Capital and landfill purchases

Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Year ended December 31
	2010	2009	Change

Replacement	$100,578	$73,674	$26,904
Growth	42,063	48,602	(6,539)
Total	$142,641	$122,276	$20,365

Capital and landfill purchases - replacement

Capital and landfill purchases characterized as “replacement” expenditures represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Excluding the impact of FX, replacement expenditures increased.  The increase is principally attributable to the Canadian business.  Replacement land and building expenditures resulting from the integration of certain locations coupled with higher comparative vehicle spending due to the timing of spend and replacement of ageing WSI acquired equipment are the primary reasons for the increase.  U.S. replacement expenditures also increased, due largely to the WSI acquisition and comparative differences in the timing of spending.

Capital and landfill purchases - growth

Capital and landfill purchases characterized as “growth” expenditures represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Fewer comparative contract wins, most notably in our U.S. business, is the primary reason for the decline in comparable growth expenditures.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth expenditures will materialize over future periods.

Dividends

(all amounts are in Canadian dollars)

2011

Our expected dividend record and payment dates, and payment amounts per share, are as follows:

Expected dividend (payable quarterly)

Expected record date	Expected payment date	Dividend amounts per share- stated in Canadian dollars
March 31, 2011	April 15, 2011	$0.125
June 30, 2011	July 15, 2011	0.125
September 30, 2011	October 14, 2011	0.125
December 31, 2011	January 16, 2012	0.125
Total		$0.500

2010

Our dividend record and payment dates, and payment amounts per share, were as follows:

Actual or expected dividend (paid quarterly)

Actual or expected record date	Actual or expected payment date	Dividend amounts per share and PPS equivalent - stated in Canadian dollars (1)
March 31, 2010	April 15, 2010	$0.125
June 30, 2010	July 15, 2010	0.125
September 30, 2010	October 15, 2010	0.125
December 31, 2010	January 14, 2011	0.125
Total		$0.500

Note:

(1)              Participating preferred shares (“PPSs”) issued by IESI Corporation (“IESI”) are exchangeable into common shares of IESI-BFC Ltd. (the “Company”) on a one for one hundred basis.  In this MD&A, reference to “PPS equivalent” refers to the number of shares issuable by the Company upon a PPS exchange.  Dividends per PPS equivalent are expressed on the same basis.  Effective December 31, 2010, all PPSs were exchanged into common shares of the Company.

We expect to fund all of our 2011 dividend payments from free cash flow(B) generated by our Canadian business.  Funding all of the dividends from Canadian cash flows eliminates our foreign currency exchange exposure since the dividends are denominated in Canadian dollars.  We have also designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Selected Annual Information

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

	Year ended December 31
	2010	2009	2008

Revenues	$1,429,765	$1,008,466	$1,046,803
Net income	$82,169	$53,728	$54,959
Net income per share, trust unit and PPS equivalent, basic	$0.77	$0.64	$0.80
Net income per share, trust unit and PPS equivalent , diluted	$0.76	$0.63	$0.80
Total assets	$3,390,487	$1,997,587	$1,932,919
Total long-term liabilities	$1,441,163	$803,189	$965,460
Dividends declared, per weighted average share, trust unit and PPS equivalent	$0.50	$0.92	$1.38

Revenues

2010-2009

The increase in revenues is detailed in the Review of Operations — Revenues section of this MD&A.

2009-2008

Excluding the impact of FX, approximately $24,400, Canadian revenues increased year over year.  Core price and acquisition growth contributed to the increase while fuel surcharges declined comparatively due in large part to lower diesel fuel costs.  Lower volumes, most notably in our industrial collection line, were a partial offset to core price and acquisition growth.  A decline in recycled materials pricing accounted for the balance of the change.

U.S. south segment gross revenues increased on the back of stronger core price, acquisition and volume growth.  We enjoyed volume growth from our commercial and residential service lines, as a result of increased sales efforts and contract wins.  This volume growth was partially offset by lower comparative industrial volumes, which was attributable to the softer economic environment.  Lower comparative fuel surcharges was the primary offset to gross revenue growth as a result of lower comparative diesel fuel costs.  A comparative decline in recycled materials pricing represented the balance of the comparative change.

Gross revenues in our U.S. northeast segment declined approximately $23,600.  Volume and fuel surcharge declines were partially offset by modest price growth in our commercial, industrial and residential collection service lines.  While revenues continued to be affected by lower volumes, we did not experience any further deterioration as a result of the economic slowdown.  Pricing in our collection service lines remained strong, but was partially offset by lower pricing at our landfills and transfer stations.  Volume growth in our landfills had effectively offset landfill pricing declines.  The balance of the change was the result of lower recycled materials pricing.  Recycled materials pricing declined significantly in the fourth quarter of 2008, and while pricing has strengthened since the fourth quarter of 2008, it had not reached the same highs as the comparative period.

Net income

Included in net income are some or all of the following: restructuring costs, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, conversion costs, other expenses, net income tax expense or recovery and net loss from equity accounted for investee.

2010-2009

The increase in net income is detailed in the Review of Operations — For the year ended December 31, 2010 section of this MD&A.

2009-2008

Net income decreased approximately $1,200 with FX contributing approximately $2,600 to the year over year decline.  As noted above, economic weakness in North American markets negatively impacted revenues in our industrial collection service line and our U.S. northeast business in total.  Accordingly, operating income year over year was relatively unchanged.  With the issuance of equity in March and June 2009 and our application of the net proceeds arising there from to outstanding borrowings on our U.S. facility, coupled with lower comparative borrowing rates, interest on long-term debt declined sharply year over year.  Fluctuations in interest rates had a positive impact on financial instruments and resulted in higher year over year gains as the fair value of interest rate swaps turned more favourable.  The positive contributions stemming from lower interest expense and higher financial instrument gains, was entirely offset by an increase in income taxes.  Both current and deferred income tax expense increased comparatively.  We exhausted our loss carryforward pool in Canada due in large part to our 2008 conversion from a trust to a corporation.  In connection with our conversion to a corporation, we repaid or capitalized all intercompany notes which were in place to facilitate the distribution of distributions to unit holders and reduce taxation in the underlying companies generating the cash flows.  Deferred income tax expense increased sharply in our U.S. business due to the utilization of loss carryforwards.

Total assets

2010-2009

Total assets increased approximately $1,392,900.  The value of total assets acquired on our acquisition of WSI totaled approximately $1,018,700, while other “tuck-in” acquisitions amounted to approximately $330,200.  The rise in the Canadian dollar relative to its U.S. counterpart accounts for approximately $59,700 of the increase.

2009-2008

The approximately $64,700 increase in total assets was largely attributable to FX.  FX represented approximately $70,900 of the year-to-year change.  Intangible assets, excluding FX, declined approximately $21,200, due to normal course amortization exceeding current year additions.  The decline in intangible assets was partially offset by increases in capital and landfill additions outpacing normal course amortization, and the addition of goodwill attributable to acquisitions completed in 2009.

Total long-term liabilities

2010-2009

Total long-term liabilities increased approximately $638,000 which is principally attributable to higher long-term debt advances.  As previously noted, we entered into new Canadian and U.S. facilities to complete our acquisition of WSI.  On closing, we borrowed approximately C$131,300 and $286,200, respectively, to extinguish WSI’s outstanding long-term debt, to pay high yield defeasance interest, and to pay change of control amounts to certain WSI executives and senior management.  We also completed the acquisition of Fred Weber Inc., Crown Excel Disposal LLC and Weber Gas Energy, LLC (collectively “Fred Weber”) on December 23, 2010 and borrowed approximately $162,500 to finance the transaction.  FX also contributed approximately $19,100 to the year over year increase in long-term debt advances.  Long-term landfill closure and post-closure accruals rose approximately $26,900 year-to-year.  Acquisitions contributed approximately $18,100 to the increase, coupled with FX of approximately $1,100.  The balance of the increase in long-term landfill closure and post-closure costs is due to current year provisions, accretion and cash flow revisions in estimates, outpacing current year spending.  A rise in deferred income tax liabilities also contributed to the increase, increasing approximately $4,200 year over year.  The utilization of loss carryforwards in our U.S. business, which represents a decline in deferred tax assets, was the primary reason for the comparative increase in deferred income tax liabilities.    Deferred income tax liabilities of approximately $13,200, recognized on other “tuck-in” acquisitions completed in the year, also contributed to the year over year increase.  Partial offsets to these increases included, approximately $34,300 in deferred income tax assets recognized on our acquisition of WSI, coupled with timing differences between accounting and tax values for capital and intangible assets in our Canadian business

2009-2008

The decline in total long-term liabilities is due in large part to the decline in long-term debt, approximately $180,200.  In 2009, we applied the net proceeds from equity issuances completed in the year to repay advances on our U.S. facility.  These repayments were partially offset by the absorption of our senior secured series A debenture, a current liability in 2008, under our existing Canadian credit facility.  The impact of FX on long-term debt partially offset the net decline outlined above by approximately $32,800.  Both landfill closure and post-closure costs and deferred income tax liabilities rose year over year.  The increase in landfill closure and post-closure costs was due to remediation provisions in our U.S. northeast segment related specifically to wet lands mitigation at our Seneca Meadows landfill.  The increase in deferred tax liabilities was the result of loss carryforward utilization and an increase in the carrying amount of landfill and intangible assets exceeding their tax values.

Summary of Quarterly Results

(all amounts are in thousands of U.S. dollars, except per share or trust unit amounts)

2010	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$181,584	$184,765	$117,697	$100,095	$584,141
U.S. south	158,760	162,342	93,406	87,800	502,308
U.S. northeast	89,535	89,155	88,479	76,147	343,316
Total revenues	$429,879	$436,262	$299,582	$264,042	$1,429,765
Net income	$21,683	$23,941	$19,835	$16,710	$82,169
Net income per weighted average share, basic	$0.18	$0.20	$0.21	$0.18	$0.77
Net income per weighted average share, diluted	$0.18	$0.20	$0.21	$0.18	$0.76
Adjusted net income(A)	$26,818	$32,110	$23,364	$18,684	$100,976
Adjusted net income(A) per weighted average share, basic	$0.22	$0.26	$0.25	$0.20	$0.94
Adjusted net income(A) per weighted average share, diluted	$0.22	$0.26	$0.25	$0.20	$0.94

2009	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$96,473	$94,644	$87,188	$70,983	$349,288
U.S. south	86,882	89,359	83,899	80,047	340,187
U.S. northeast	79,107	84,408	82,613	72,863	318,991
Total revenues	$262,462	$268,411	$253,700	$223,893	$1,008,466
Net income	$9,875	$19,109	$15,105	$9,639	$53,728
Net income per weighted average share, basic	$0.11	$0.20	$0.19	$0.14	$0.64
Net income per weighted average share, diluted	$0.11	$0.20	$0.18	$0.14	$0.63
Adjusted net income(A)	$15,039	$19,848	$14,651	$10,053	$59,591
Adjusted net income(A) per weighted average share, basic	$0.16	$0.21	$0.18	$0.14	$0.71
Adjusted net income(A) per weighted average share, diluted	$0.16	$0.21	$0.18	$0.14	$0.70

Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses to service and dispose of higher waste volumes also increases commensurate with the rise or fall in revenues.

Revenues

Canadian segment revenues expressed in thousands of Canadian dollars

	Q4	Q3	Q2	Q1	Total

2010	$184,734	$193,216	$121,066	$104,191	$603,207
2009	$102,942	$104,996	$102,390	$88,396	$398,724
2008	$99,557	$104,999	$100,754	$85,768	$391,078

2010 less 2009 revenues	$81,792	$88,220	$18,676	$15,795	$204,483
2009 less 2008 revenues	$3,385	$(3)	$1,636	$2,628	$7,646

Our acquisition of WSI is the primary contributor to the increase in third and fourth quarter revenues.  The balance is due to organic growth and other “tuck-in” acquisitions.  In each of the current year quarters, and excluding the contributions to revenue from WSI, comparative revenue gains are principally attributable to stronger overall pricing, volume and contributions from other “tuck-in” acquisitions.  We have also enjoyed stronger comparative commodity pricing this year compared to last.  While we made improvements in each current year quarter, we caution readers that the economic climate continues to be fragile and can impact certain services we offer and the revenue we generate from these services.  Economic disruptions can have a significant impact on our ability to realize revenue growth in future periods.

The dip in third quarter 2009 revenues compared to the same quarter in 2008 is the result of fuel surcharges.  In the second and third quarters of 2008, diesel fuel costs were in excess of one dollar and forty cents Canadian per litre.  While third quarter 2008 and 2009 revenues appear consistent period-to-period, 2008 third quarter revenues include fuel surcharges that were approximately C$2,100 higher than the third quarter of 2009.   Fuel surcharges are the primary cause of the disparity in quarterly revenue performance when compared to the comparable periods.

U.S. south segment

	Q4	Q3	Q2	Q1	Total

2010	$158,760	$162,342	$93,406	$87,800	$502,308
2009	$86,882	$89,359	$83,899	$80,047	$340,187
2008	$83,452	$87,809	$87,392	$79,490	$338,143

2010 less 2009 revenues	$71,878	$72,983	$9,507	$7,753	$162,121
2009 less 2008 revenues	$3,430	$1,550	$(3,493)	$557	$2,044

The acquisition of WSI was the primary contributor to the increase in third and fourth quarter revenues.  Other “tuck-in” acquisitions also contributed to the increase.  On balance, U.S. south segment revenues have generally delivered a stronger performance in each comparable quarter.  In each 2010 quarter, comparative revenue gains are attributable to stronger overall net pricing, higher volume, and contributions from other “tuck-in” acquisitions.  Our U.S. south segment is not exposed to commodity prices like our Canadian and U.S. northeast segments.  The timing of contract wins, which commenced in 2009, has muted comparative revenue growth in the third and fourth quarters of 2010 versus the growth we enjoyed in the first and second quarters of the year.

The decline in second quarter 2009 revenues compared to the same quarter in 2008 was the result of a decline in fuel surcharges.  Fuel surcharge declines totaled approximately $5,100 comparatively.

U.S. northeast segment

	Q4	Q3	Q2	Q1	Total

2010	$89,535	$89,155	$88,479	$76,147	$343,316
2009	$79,107	$84,408	$82,613	$72,863	$318,991
2008	$79,853	$93,461	$90,414	$78,441	$342,169

2010 less 2009 revenues	$10,428	$4,747	$5,866	$3,284	$24,325
2009 less 2008 revenues	$(746)	$(9,053)	$(7,801)	$(5,578)	$(23,178)

Our U.S. northeast segment experienced consecutive quarterly declines in 2009 and was hardest hit by the economic downturn.  In the fourth quarter of 2009, we began to see the reversal of this trend and we are encouraged by the rebound in our performance for 2010.  Commodity pricing played a role in this segments’ comparative 2010 quarterly performance, but pricing gains, particularly from our commercial and industrial revenue streams, also contributed to the comparative growth.  Landfill pricing also contributed to the quarterly growth, while higher recycling volumes were limited to the third quarter of the year.  As mentioned in our U.S. south segment discussion, our U.S. northeast segment is subject to commodity pricing fluctuations.  A continuing environment of stable commodity pricing and a return to a more robust and vibrant economy, has served this segment well in each comparative quarter in 2010.

Net income

	Q4	Q3	Q2	Q1	Total
2010	$21,683	$23,941	$19,835	$16,710	$82,169
2009	$9,875	$19,109	$15,105	$9,639	$53,728
2008	$9,919	$16,274	$17,444	$11,322	$54,959

2010 less 2009 net income	$11,808	$4,832	$4,730	$7,071	$28,441
2009 less 2008 net income	$(44)	$2,835	$(2,339)	$(1,683)	$(1,231)

Net income generally follows the rise and fall in revenues resulting from the seasonal nature of our business.  Net income is also impacted by changes in transaction and related costs, fair value movements in stock options, restructuring expenses, corporate reorganization costs, interest on long-term debt, foreign exchange gains or losses, gains or losses on financial instruments and other non-operating expenses which are not tied to the seasonal nature of our business and fluctuate with other non-operating variables.

Net income for each quarter in 2010 was higher than net income in each comparable period in 2009.  Higher operating income was driven principally from the acquisition of WSI, other “tuck-in” acquisitions and strong overall organic growth, partially offset by higher transaction and related costs, restructuring and other expenses.  Financing a portion of the WSI acquisition with long-term debt resulted in higher third and fourth quarter interest expense which partially offset our stronger revenue and operating income performance in these periods.  Lower debt levels and interest rates in the first and second quarters of 2010 helped contribute to the stronger comparative net income performance.  Higher comparative income tax expense stemming from stronger operating results and the third quarter acquisition of WSI, resulted in a lower comparative net income versus each of the comparative periods a year ago.

The variability of net income quarter-to-quarter is due in large part to the fluctuation of non-operating variables which are largely outside of our control, and in certain circumstances are the result of the accounting treatment we have elected to take with regards to certain hedging arrangements.  Additionally, non-recurring items, including significant transaction and related costs, costs incurred to complete the conversion of the Fund to a corporation, restructuring and other expenses, have also impacted net income performance quarter-to-quarter.

Net income was higher in the first and second quarters of 2008 compared to 2009.  In the second quarter of 2008, we recorded a gain on financial instruments which was approximately $3,800 higher than the gain recorded in the comparative quarter in 2009.  The gain was the result of fluctuations in interest rates which resulted in fair value gains on interest rate swaps recorded in our U.S. business.  In the first quarter of 2008, we recognized a deferred income tax recovery compared to a first quarter 2009 deferred income tax expense which contributed an additional $12,500 to 2008 first quarter net income compared to the same quarter in 2009.  The erosion of loss carryforwards in

2009 (deferred income tax expense) compared to the addition of loss carryforwards in 2008 (deferred income tax recovery) in our U.S. business and timing differences between the carrying value of capital assets and their tax values in the U.S. were the primary contributors to higher deferred income tax expense in 2009 and higher comparative deferred income tax recoveries in 2008.  Contributions to first quarter 2008 net income from deferred taxes, were partially offset by higher net losses on financial instruments, approximately $8,500.  As in the second quarter of 2008, fluctuations in interest rates resulted in fair value losses on interest rate swaps recorded in the U.S.

Net income in the third quarter of 2009 eclipsed net income achieved in 2008.  Stronger 2009 operating income was due in large part to lower amortization expense as a result of fully amortized intangibles and lower per tonne landfill amortization rates.  Interest expense was also lower in the third quarter of 2009 versus 2008, approximately $5,500.  Lower interest rates and lower debt levels, due principally to the application of net proceeds from share offerings completed in March and June 2009 to long-term debt repayment, are the primary reasons for the decline in interest expense and resulting increase in comparative net income.  Lower conversion costs in 2009, representing costs incurred to convert from an income trust to a corporation, approximately $2,100, also contributed to the increase in net income.  These contributions to higher comparative net income were partially offset by higher current and deferred taxes.  Higher current and deferred income tax expense in our Canadian and U.S. businesses, respectively, is due to the utilization, and or timing of utilization, of losses available for carryforward.

Net income per weighted average share, trust unit and PPS equivalent, basic and diluted

Net income per weighted average share in each quarter of 2010 was either equal to or higher than each of the comparative quarters ended in 2009.  The principal reasons for this performance is due to our strong operating results, the impact of FX, the comparative effect of additional equity issuances in March and June of last year and our third quarter acquisition of WSI and other “tuck-in” acquisitions.  Net income per share in 2009 was lower than each of the comparative quarters ended in 2008.  The issuance of equity in 2009 was a significant contributor to the comparable decline.

Financial Condition

(all amounts are in thousands of shares and  U.S. dollars, excluding per share or option amounts, unless otherwise stated)

Selected Consolidated Balance Sheet Information

	Canada - December 31, 2010 (*)	U.S. - December 31, 2010 (*)	Consolidated - December 31, 2010	Canada - December 31, 2009 (*)	U.S. - December 31, 2009 (*)	Consolidated - December 31, 2009

Accounts receivable	$116,790	$90,308	$207,098	$53,134	$58,705	$111,839
Intangibles	$115,661	$156,421	$272,082	$15,188	$85,729	$100,917
Goodwill	$378,884	$702,984	$1,081,868	$59,884	$570,586	$630,470
Landfill development assets	$5,086	$7,088	$12,174	$2,692	$4,985	$7,677
Capital assets	$310,356	$447,931	$758,287	$161,513	$278,221	$439,734
Landfill assets	$236,855	$738,836	$975,691	$175,154	$486,584	$661,738
Working capital deficit -(current assets less current liabilities)	$(9,522)	$(42,615)	$(52,137)	$(14,826)	$(27,222)	$(42,048)

(*) Includes certain corporate assets and liabilities where applicable

Accounts receivable

Change - Consolidated - December 31, 2010 versus December 31, 2009	$95,259
Change - Canada - December 31, 2010 versus December 31, 2009	$63,656
Change - U.S. - December 31, 2010 versus December 31, 2009	$31,603

The increase in accounts receivable is principally attributable to our acquisition of WSI.  At closing, we acquired approximately $50,600 of receivables from WSI, with approximately $33,700 and $16,900 attributable to our Canadian and U.S. businesses respectively.  Other “tuck-in” acquisitions we completed in the year contributed an additional approximately $3,900 to the comparative increase in Canadian segment accounts receivable and approximately $11,300 to the increase in U.S. receivables.

FX, organic growth, and the timing of payment receipt are the primary reasons for the remaining increase in Canada.  In addition, higher landfill disposal taxes in the province of Quebec and Manitoba also contributed to the comparative increase in accounts receivable.  Had the FX rate remained unchanged from December 31, 2009, current period receivables would have been approximately $5,800 lower.

The balance of the increase in the U.S., which excludes the acquisition of WSI and “other” tuck-in acquisitions, is due to organic growth and timing of payment receipt.  An increase in receivables due from the City of New York accounts for approximately $2,000 of the year over year increase.

Intangibles

Change - Consolidated - December 31, 2010 versus December 31, 2009	$171,165
Change - Canada - December 31, 2010 versus December 31, 2009	$100,473
Change - U.S. - December 31, 2010 versus December 31, 2009	$70,692

The increase in intangibles is due in large part to the acquisition of WSI.  In Canada, intangibles recorded on the acquisition of WSI totaled approximately $78,100, and $65,200 in the U.S.  The balance of the increase is due to “tuck-in” acquisitions, approximately $55,500, net of amortization, approximately $34,700, and FX.

Goodwill

Change - Consolidated - December 31, 2010 versus December 31, 2009	$451,398
Change - Canada - December 31, 2010 versus December 31, 2009	$319,000
Change - U.S. - December 31, 2010 versus December 31, 2009	$132,398

In connection with our acquisition of WSI, we recorded goodwill of approximately $293,600 and $69,700, in Canada and the U.S., respectively.

Goodwill in Canada also increased as a result of changes in FX, while other “tuck-in” acquisitions in our Canadian and U.S. businesses round out the balance of the increases.

Landfill development assets

Change - Consolidated - December 31, 2010 versus December 31, 2009	$4,497
Change - Canada - December 31, 2010 versus December 31, 2009	$2,394
Change - U.S. - December 31, 2010 versus December 31, 2009	$2,103

Ongoing landfill development initiatives in both Canada and the U.S., and FX on Canadian denominated amounts, account for most of the comparative change.  The increase in landfill development assets in Canada is due primarily to costs incurred for the expansion of our current Calgary landfill site.  The acquisition of WSI added an additional approximately $1,300 to landfill development assets for our U.S. business.

Capital assets

Change - Consolidated - December 31, 2010 versus December 31, 2009	$318,553
Change - Canada - December 31, 2010 versus December 31, 2009	$148,843
Change - U.S. - December 31, 2010 versus December 31, 2009	$169,710

Capital asset purchases in Canada (expressed on a cash basis) totaled approximately $41,700.  Capital asset additions were incurred principally to maintain our existing vehicles and containers, organic growth, infrastructure spending, resulting principally from our acquisition of WSI, and purchases to replace ageing WSI assets acquired.  Amortization totaled approximately $40,900.  The balance of the change is principally attributable to capital assets recognized on the acquisition of WSI and FX.  The fair value of assets acquired is approximately $132,600.  Working capital adjustments and disposals partially offset these increases.

The increase in capital assets in our U.S. business is a function of capital asset additions (expressed on a cash basis), approximately $55,900, and assets acquired by way of acquisition.  Capital asset additions were principally for organic growth, landfill equipment, with the balance attributable to the maintenance of our current compliment of assets and infrastructure.  The addition of capital assets in connection with our acquisition of WSI and several other “tuck-in” acquisitions completed in the year, approximately $172,700, was the most significant contributor to the comparative rise.  Amortization, approximately $59,700, coupled with disposals and working capital adjustments partially offset these increases.

Landfill assets

Change - Consolidated - December 31, 2010 versus December 31, 2009	$313,953
Change - Canada - December 31, 2010 versus December 31, 2009	$61,701
Change - U.S. - December 31, 2010 versus December 31, 2009	$252,252

The fair value of landfill assets acquired in conjunction with the WSI acquisition totaled approximately $57,100 and $130,100, in Canada and the U.S., respectively.  The acquisition of Fred Weber also contributed an additional $128,400 to landfill assets in our U.S. segment year over year.

Excluding acquired landfill assets, additions in Canada (expressed on a cash basis) totaled approximately $12,600.  Additions represent cell or site development principally at our Lachenaie, Ridge and Winnipeg landfills.  Capitalized asset retirement obligations, working capital adjustments and FX also contributed to the increase.  Amortization, approximately $27,900, partially offset these increases.

Amortization, including the amortization of capitalized landfill closure and post-closure costs, approximately $44,500, partially offset the increase in landfill assets in our U.S. business resulting from the acquisition of WSI and Fred Weber.  Additions (expressed on cash basis), approximately $32,400, and capitalized asset retirement obligations, approximately $4,800, also contributed to the increase.  Landfill construction and provisions for wetlands mitigation at our Seneca Meadows site are the primary contributors to landfill asset additions and capitalized landfill closure and post-closure costs in the period.  Working capital adjustments represent the balance of the change.

Working capital deficit

Change - Consolidated - December 31, 2010 versus December 31, 2009	$(10,089)
Change - Canada - December 31, 2010 versus December 31, 2009	$5,304
Change - U.S. - December 31, 2010 versus December 31, 2009	$(15,393)

The decline in our working capital deficit in Canada is due to the following: higher accounts receivable balances due to the acquisition of WSI and an acquisition completed in the first quarter of 2010 coupled with strong organic growth and the timing of payment receipt, partially offset by higher accounts payable, accrued charges, income taxes payable and deferred revenues due principally to the acquisition of WSI.  Higher dividends payable is attributable to the common shares we issued in connection with the acquisition of WSI.

The increase in our working capital deficit in the U.S. is the result of the following: higher accounts payable, accrued charges, deferred revenues and the current portion of long-term debt, due principally to the acquisition of WSI.  Higher accounts receivable, attributable to the acquisition of WSI and other “tuck-in” acquisitions completed in the year, coupled with organic growth and the timing of payment receipt, partially offset the increases in current liabilities.

Disclosure of outstanding share capital

	December 31, 2010
	Shares	$

Common shares	121,707	1,878,286
Special shares	—	—
Total common and special shares	121,707	1,878,286
Restricted shares	(277)	(5,169)
Total contributed equity	121,430	1,873,117

	March 9, 2011
	Shares	$

Common shares	$121,726	1,878,742
Special shares	—	—
Total common and special shares	121,726	1,878,742
Restricted shares	(277)	(5,169)
Total contributed equity	121,449	1,873,573

Changes to share capital resulting from the acquisition of WSI

In connection with our acquisition of WSI, we issued 27,971 common shares to WSI’s shareholders on July 2, 2010.  Under the terms of the Agreement, we issued 0.5833 of our common shares for each common share issued by WSI and outstanding on the date of closing.

In accordance with the Agreement, we assumed WSI’s stock option plans on closing which obligated us to issue a maximum of 505 common shares.  The stock options have grant dates ranging from October 26, 2005 to March 16, 2009 and either expired or expire between October 26, 2010 and March 16, 2016.  The exercise prices for these options range from $7.42 to $18.93.  For the period from July 2, 2010 through December 31, 2010, 305 stock options have been exercised for total consideration of approximately $4,300.  As of March 9, 2011, an additional 19 stock options have been exercised.

In addition, we assumed WSI’s unexercised and outstanding warrants to issue 194 common shares at an exercise price of $13.89 per share.  These warrants are held by an executive officer of the Company, who is also a director, and certain members of his immediate family.  These warrants have an issue date of September 7, 2001 and expire on the tenth anniversary from issuance, September 7, 2011.

Shareholders’ equity

We are authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when determined by the Board of Directors.  Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.

Special Shares

Special shareholders are entitled to one vote for each special share held.  The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up.  The number of special shares outstanding is equivalent to the exchange rights granted to holders of the PPSs.  Participating preferred shareholders have the right to exchange one PPS for one hundred common shares of the Company.  For each PPS exchanged one hundred special shares are automatically cancelled.  On December 31, 2010, all special shares were cancelled and each PPS was exchanged for common shares of the Company.

Preferred Shares

At December 31, 2010, no preferred shares are outstanding.  Each series of preferred share, when issued, shall have rights, privileges, restrictions and conditions which are determined by the Board of Directors prior to their issuance.  Preferred shareholders are not entitled to vote, but take preference over the common shareholders in the remaining property and assets of the Company in the event of dissolution or wind-up.

Non-controlling interest

All PPSs outstanding on December 31, 2010 were exchanged for common shares of the Company.

Liquidity and Capital Resources

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Contractual obligations

	December 31, 2010
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt (current and long-term)	$1,259,659	$1,500	$3,000	$1,146,159	$109,000
Interest on long-term debt(2)	234,282	47,810	121,141	6,484	58,847
Landfill closure and post-closure costs, undiscounted	593,400	8,229	25,488	17,966	541,717
Interest rate swaps	10,159	5,649	4,510	—	—
Commodity swaps	1,636	577	1,059	—	—
Operating leases	64,916	12,011	21,281	13,885	17,739
Other long-term obligations	21,114	—	—	21,114	—
Total contractual obligations	$2,185,166	$75,776	$176,479	$1,205,608	$727,303

Note:

(2)          Long-term debt attracts interest at both fixed and variable interest rates.  Interest on variable rate debt is calculated based on borrowings and interest rates prevailing at December 31, 2010.  Interest is calculated through the period to maturity for all long-term fixed rate debt instruments.

As outlined below, in the “Changes to long-term debt occurring in conjunction with the WSI acquisition” section of this MD&A, we entered into amended credit facilities in Canada and the U.S.  Details of the new facilities and amounts drawn at the date of closing are provided below.

Long-term debt

Summary details of our long-term debt facilities at December 31, 2010 are as follows:

	Available lending	Facility drawn	Letters of credit (not reported as long-term debt on the Consolidated Balance Sheet)	Available capacity
Canadian long-term debt facilities - stated in Canadian dollars
Senior secured debenture, series B	$58,000	$58,000	$—	$—
Revolving credit facility	$525,000	$325,000	$53,355	$146,645

U.S. long-term debt facilities - stated in U.S. dollars
Revolving credit facility	$950,000	$761,000	$139,901	$49,099
Variable rate demand solid waste disposal revenue bonds (“IRBs”)(3)	$194,000	$109,000	$—	$85,000
Other	$4,580	$4,580	$—	$—

Note:

(3)          IRB drawings at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our U.S. facility.  However, IRB drawings bearing interest at floating rates requires us to issue letters of credit equal to the principal amount of the IRB drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our Canadian and U.S. facilities)

At December 31, 2010, funded long-term debt to EBITDA is as follows:

	December 31, 2010		December 31, 2009
	Canada	U.S.	Canada	U.S.

Funded debt to EBITDA	1.91	3.20	1.92	2.56
Funded debt to EBITDA maximum (4)	3.00	4.00	2.75	4.00

Note:

(4)          Our U.S. long-term debt facility precludes IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times.

Changes to long-term debt occurring in conjunction with the WSI acquisition

Closing Agreements

On June 23, 2010, we entered into a Closing Agreement with the credit parties to our Canadian facility.  The purpose of entering into this agreement was to secure the terms and conditions of the Canadian facility and certain arrangements regarding funding of the WSI acquisition at closing.  As consideration for entering into this agreement, we incurred a ticking fee equal to 72.5 basis points per annum calculated on the total C$525,000 commitment available under the Canadian facility.  The ticking fee was calculated daily and was payable from the date of the agreement to the earlier of the Canadian facility being executed or 60 days from the execution date of the Closing Agreement.

On June 14, 2010, we entered into a Closing Agreement with the credit parties to our U.S. facility.  The purpose of entering into this agreement is consistent with the purpose outlined above for our Canadian facility.  As consideration for entering into this agreement, we incurred a ticking fee equal to 50 basis points per annum calculated on the total $950,000 commitment available, at that time, under the U.S. facility.  The ticking fee was calculated daily and was payable from the date of the agreement to the earlier of the execution of the U.S. facility or July 30, 2010.

Canadian facility

On July 2, 2010, in connection with the closing of the WSI acquisition, the Canadian facility became effective.  Monies available from the Canadian facility were used to repay WSI’s outstanding Canadian indebtedness on closing and are available for general corporate purposes, including permitted acquisitions, subject to certain restrictions.  Entering into the Canadian facility increased our availability from C$305,000 to C$525,000 and increased the total additional availability under the facility (the “accordion feature”) from C$45,000 to C$125,000.  All committed monies under the Canadian facility are revolving.  In addition, the maturity date was extended from May 30, 2011 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined Canadian companies.  Financial covenant amendments included an increase in the maximum funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the Canadian facility, from 2.75 times to 3.0 times.  The funded debt to EBITDA ratio covenant expands to a maximum of 3.25 times for a period of two quarters following the completion of an acquisition which exceeds C$75,000.

Pricing on advances drawn under the facility increased by 125 basis points compared to pricing on the previous facility.  The Canadian facility also introduced a new pricing layer for a funded debt to EBITDA position below 1.0 times.  Pricing ranges from 112.5 to 237.5 basis points over bank prime for borrowings on prime and 212.5 to 337.5 basis points over Bankers’ Acceptances (“BA”) for borrowing on BAs.  Pricing on financial letters of credit increased by similar amounts and pricing ranges from 212.5 basis points to 337.5 basis points.  Standby fees increased by 27.5 to 35 basis points, and pricing ranges from 55 to 85 basis points, while non-financial letters of credit increased by 81.5 to 85 basis points.

Security under the Canadian facility remained largely unchanged from the previous facility, and represents a first priority perfected security interest over all personal and real property of the Canadian operating companies and a pledge of the Canadian operating entities equity held by the Canadian parent.

On July 2, 2010, advances under the Canadian facility were C$348,000 and total letters of credit outstanding amounted to C$52,316.  Available capacity under the facility, excluding the accordion, at July 2, 2010 was C$124,684.  In addition, our funded debt to EBITDA ratio on closing (as defined and calculated in accordance with our Canadian facility) was 2.08 times.

December 31, 2010 update

On December 31, 2010, advances under the Canadian facility were C$325,000 and total letters of credit amounted to approximately C$53,400.  Available capacity under the facility at December 31, 2010, excluding the accordion, was approximately C$146,600 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our Canadian facility) was 1.91 times.

Canadian Trust Indenture

On July 2, 2010, we entered into the Fifth Amended and Restated Trust Indenture (the “trust indenture”).  The purpose of entering into the trust indenture was to permit us to repay WSI’s outstanding Canadian indebtedness with accommodations available under the Canadian facility.  The amount drawn, maturity, pricing, security and significant terms and covenants in the trust indenture were largely unchanged.  Covenant modifications generally reflected the financial condition and operations of the combined Canadian companies and were aligned with changes to the Canadian facility.  The financial covenant, funded debt to EBITDA, (as defined and calculated in accordance with the terms of the trust indenture) and referred to above in the Canadian facility section, was similarly modified in the trust indenture.  While pricing remained unchanged, pricing was modified to allow for an additional charge should our credit quality deteriorate.  Credit quality deterioration, includes, but is not limited to, a rating agency downgrade below investment grade and a funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the trust indenture, which exceeds 2.75 times.

U.S. facility

On July 2, 2010, our U.S. facility became effective in connection with the closing of the WSI acquisition.  Monies available from the U.S. facility were used to repay WSI’s outstanding U.S. indebtedness on closing and are available for permitted acquisitions, subject to certain restrictions, capital expenditures, refinancing existing indebtedness, working capital, letters of credit and for general corporate purposes.  Entering into the U.S. facility increased our availability from $783,500 to $950,000 and increased the total additional availability under the facility (the “accordion feature”) from $36,500 to $300,000.  All committed monies under the U.S. facility are revolving.  In addition, the maturity date was extended from January 21, 2012 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined U.S. companies.  Financial covenants under the U.S. facility remain principally unchanged and include a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.0 times, a minimum rolling four-quarter EBITDA to interest expense ratio of 2.5 times, a capital expenditure maximum of 1.1 times actual depreciation and landfill depletion expense for any fiscal year and precludes IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times, all of which are defined and calculated in accordance with the terms of the U.S. facility.  The U.S. facility requires that we maintain interest rate hedges at fixed rates for at least 40% of the total funded debt, as defined therein.  This requirement is unchanged from the conditions included in the preceding facility.

Pricing on advances increased comparatively by 100 basis points for LIBOR rate advances at all pricing levels and by 150 to 200 basis points for bank prime advances.  Pricing ranges from 250 to 325 basis points over LIBOR for borrowings on LIBOR and 150 to 225 basis points over bank prime for prime rate advances and interest is payable quarterly in arrears.  Pricing on financial letters of credit increased and pricing ranges from 262.5 basis points to 337.5 basis points.  Standby fees were largely unchanged and range from 37.5 to 62.5 basis points.

Security under the U.S. facility remained relatively unchanged from the previous facility, and represents an interest over all assets of the U.S. operating companies and a pledge of the U.S. operating entities equity.

On July 2, 2010, advances under the U.S. facility were $650,000 and total letters of credit outstanding amounted to $139,683.  Available capacity under the facility, excluding the accordion, at July 2, 2010 was $160,317.  In addition, our funded debt to EBITDA ratio on closing (as defined and calculated in accordance with our U.S. facility) was 3.24 times.

December 31, 2010 update

In December 2010, we exercised a portion of the accordion feature available on our U.S. facility which increased the size of the U.S. credit facility by $127,500 to $1,077,500 which became effective January 13, 2011.  The accordion feature available on the U.S. facility declined by a similar amount.  Accordingly, total remaining additional availability under the facility, assuming an effective date of December 31, 2010, is $172,500.   Since we exercised a

portion of the accordion feature, we are not required to maintain interest rate hedges at fixed rates for at least 40% of the total funded debt.  This condition has been waived for a period not to extend beyond March 31, 2011.  We are however required to maintain interest rate hedges at fixed rates of interest for at least 30% of total funded debt up to an including March 31, 2011.

On December 31, 2010, advances under the U.S. facility were $761,000 and total letters of credit amounted to approximately $139,900.  Available capacity under the facility, excluding the accordion, was approximately $49,100 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our U.S. facility) was 3.19 times.

Other

In connection with the WSI acquisition, we assumed various notes which included a secured note that was originally payable to WCA of Florida LLC (“WCA”) and subsequently assigned to Credit Suisse.  The note had an original issue date of June 29, 2007 and was originally issued for $10,500.  The note is non-interest bearing and requires payments of $125 per month until its maturity in June 2014.  The note was entered into as part of a transaction between WSI and WCA to acquire certain WCA assets in Florida and to sell certain WSI operations in Texas.  The note is secured by the WCA assets acquired.  At December 31, 2010, the fair value of note outstanding was $4,580.

In addition, we assumed a note payable with an original issue date of June 14, 2002 and issue amount of $3,500.  The note bore interest at 6.678% and was payable in 180 equal monthly payments of approximately $31, or the equivalent of $370 annually.  The note matured on June 14, 2017 and the balance outstanding at July 2, 2010 was $2,064.  The note was unsecured and was repaid in the third quarter of 2010.

We also assumed a note payable under a financing arrangement for a piece of equipment purchased in 2006.  At closing, the total remaining payments under this note amounted to $38.  The note was repaid in the third quarter of 2010.

Long-term debt to pro forma adjusted EBITDA(A)

On the closing of the WSI acquisition, and including other completed acquisitions, our pro forma adjusted EBITDA(A) ratio prepared on a combined basis, assuming FX parity, is approximately 2.5 times.

Changes to long-term debt in the period ended December 31, 2010

Canadian long-term debt facilities

In the first quarter of 2010, we borrowed approximately C$50,000 to fund an acquisition.  Borrowings incurred in respect of this acquisition were higher than two times the acquisitions contribution to EBITDA(A).  Accordingly, our funded debt to EBITDA ratio increased comparatively.  In the second quarter of 2010, we repaid approximately C$19,000 of advances under the facility due in large part to strong cash derived from operating activities.  On the closing of the WSI acquisition, long-term borrowings on our Canadian facility were C$348,000 compared to our December 31, 2010 balance of C$325,000.  We continue to derive strong cash flow from operations and we applied proceeds, approximately C$24,500, from the divestiture of certain assets to debt repayment as well.  This repayment was partially offset by a capital contribution the Canadian business made in the U.S. business to support the U.S. businesses financing of the Fred Weber acquisition.

U.S. long-term debt facilities

In the first and second quarters we repaid $10,000 and $18,000, respectively.  Strong cash flow from operations and lower capital and landfill expenditures, partially offset by acquisitions, are the primary reasons we were able to repay indebtedness aggressively.  On the closing of the WSI acquisition, long-term borrowings on our U.S. facility were $650,000 compared to our December 31, 2010 balance of $761,000.  Closing the Fred Weber acquisition on December 23, 2010 required us to make a drawing on our U.S. facility totaling approximately $150,000.  We continue to derive strong cash flow from operations and we are applying this cash to strategic acquisitions, debt repayment and growth capital.

At December 31, 2010, we received a waiver to comply with the condition that requires us to maintain interest rate hedges at fixed rates for at least 40% of total funded debt.  This condition has been waived for a period not to extend beyond March 31, 2011.  We are however required to maintain interest rate hedges at fixed rates of interest for at least 30% of total funded debt.  With the exception of this condition, we are not in default of our Canadian and U.S. long-term debt facility covenants.

Risks and restrictions

A portion of our two revolving credit facilities and a portion of our IRBs are subject to interest rate fluctuations with bank prime, the 30 day rate on bankers’ acceptances or LIBOR.  U.S. drawings, $481,000, together with amounts drawn on our Canadian revolving facility, C$325,000, and amounts drawn on a portion of our IRBs, $64,000, are subject to interest rate risk.  A 1.0% rise or fall in the variable interest rate results in a $4,810, C$3,250 and $640, change in annualized interest expense, respectively.  A rise or fall in interest expense in our Canadian business has a direct impact on current income tax expense.  Accordingly, a C$3,250 increase in interest expense reduces current income tax expense by approximately C$900.  Currently, our U.S. business has losses available for carryforward to shelter income otherwise subject to income tax.  Accordingly, a $4,810 and $640 increase in interest expense will result in a lower deferred income tax expense of approximately $2,100.  The inverse relationship between interest expense and both current and deferred income tax expense holds true for our Canadian and U.S. businesses should interest rates decline.

We are obligated under the terms of our debenture, revolving credit facilities, and IRBs (collectively the “facilities”) to repay the full principal amount of each at their respective maturities.  Failure to comply with the terms included in any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the underlying indebtedness.  If repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.  Based on current and expected future performance, we expect to refinance these facilities in full at or before their respective maturities.

The terms of the facilities contain restrictive covenants that limit the discretion of management with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares and PPSs above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the debenture and revolving credit facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests.  Failure to comply with the terms of the facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.

Fuel hedges and interest rate swaps

U.S. fuel hedges

Date entered	Notional amount (gallons per month - expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	335,000	$2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	165,000	$2.13	NYMEX Heating Oil Index	January 2011	May 2011
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013

Canadian fuel hedges

Date entered	Notional amount (litres per month - expressed in litres)	Diesel rate paid (expressed in C$’s)	Diesel rate received variable	Effective date	Expiration date

September 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012

Interest rate swaps

Date entered	Notional amount	Fixed interest rate paid (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

April 2005	$25,000	4.73%	0.29%	October 2007	October 2011
September 2007	$50,000	4.79%	0.29%	October 2007	October 2011
September 2007	$35,000	4.89%	0.29%	October 2007	October 2012
March 2009	$10,000	1.72%	0.28%	March 2009	January 2012
October 2010	$160,000	1.07%	0.25%	November 2010	July 2014

Credit ratings of securities and liquidity

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity.  Any downgrades in our credit ratings may impede our access to the debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps (that are required under the terms of our U.S. facility) and commodity swaps for a portion of diesel fuel that is consumed in our operations.

The following sets forth the credit ratings that we have received from rating agencies in respect of our Canadian senior secured series B debenture and our U.S. facility

Canadian rating

On July 2, 2010, DBRS confirmed their BBB low rating on our Canadian senior secured series B debenture.  This announcement removed our rating from under review with developing implications which DBRS issued on November 12, 2009.

U.S. ratings

In November 2009, Standard & Poor’s (“S&P”) announced that the WSI acquisition would not by itself affect the corporate rating of our U.S. facility.  Accordingly, our U.S. facility is rated BB+ stable by S&P.  On May 5, 2010, Moody’s Investor Service (“Moody’s”) upgraded our rating on our U.S. facility in anticipation of closing the WSI acquisition.  Moody’s rating upgrade moved us from a rating of B1 to Ba2 stable.

Cash flows

	Year ended December 31
	2010	2009	Change
Cash flows generated from (utilized in):

Operating activities	$293,861	$256,269	$37,592
Investing activities	$(419,683)	$(148,972)	$(270,711)
Financing activities	$134,227	$(116,574)	$250,801

Operating activities

The acquisition of WSI had a significant impact on cash derived from operating activities.  In the year, higher operating income, was partially offset by higher interest on long-term debt and higher cash taxes.  The increases in interest expense and cash taxes are principally attributable to the WSI acquisition, other “tuck-in” acquisitions and organic growth.  Higher cash from operations was partially offset by the change in non-cash working capital uses which again is principally attributable to the acquisition of WSI.

Investing activities

The increase in cash utilized in investing activities is attributable to acquisitions which are approximately $273,700 higher than the comparable period a year ago.  Higher capital and landfill spending, approximately $20,400, was fully offset by proceeds from asset divestitures, approximately $23,800.  The reasons for the increase in capital and landfill spending are addressed in more detail in the Other Performance Measures — Capital and landfill purchases section of this MD&A.  Asset divestitures were required of us in accordance with the consent agreement we reached with the Canadian Competition Bureau.  The consent agreement required us to divest of certain WSI acquired commercial customer contracts, equipment and a redundant transfer station.  As of December 31, 2010, all assets were divested of in accordance with the consent agreement.

Financing activities

The increase in cash generated from financing activities year over year is approximately $250,800.  The reason for this increase is simply because we borrowed more in the current year and paid less dividends.  The reason for the current year increase in borrowings is the result of current year drawings we made to complete the acquisition of WSI and to complete other “tuck-in” acquisitions as well.  Our current year borrowings attributable to acquisitions, were well in excess of $600 million.  We generated free cash flow(B) in the current year of approximately $142,500, net of dividends paid, which we used to repay outstanding borrowings.  In the previous year, comparative acquisition activity was significantly lower which required us to make drawings on our credit facilities less frequently and at lesser amounts.  We also issued equity in the comparative year and we applied the net proceeds from its issuance to repay advances on our U.S. facility.  Dividend payments declined comparatively due in large part to a special dividend of C$0.50 per share which was only paid in 2009.  The issuance of equity on the closing of the WSI acquisition, and to a lesser extent the execution of stock options we assumed on closing of the WSI acquisition, partially offset this decline.

Critical Accounting Estimates

General

Our MD&A uses information from our financial statements prepared in accordance with U.S. GAAP.  In the preparation of our financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and, where and as applicable, related disclosure of contingent assets and liabilities.  On an ongoing basis we evaluate our estimates, including those related to areas that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty.  These areas include, amongst others, landfill closure and post-closure costs, landfill assets, goodwill, income taxes, accrued accident claims reserves and other areas of our business that require judgment.  Our estimates are based on historical experience, our observance of trends in particular areas and information or valuations and various other assumptions that we believe to be reasonable under the circumstances and which form the basis for making judgments about the carrying value of assets and liabilities that may not be readily apparent from other sources.  Actual amounts could differ significantly from estimated amounts.

We believe that we employ significant estimates in the determination of certain accounting amounts in the areas outlined below.

Landfill closure and post-closure costs

In the determination of landfill closure and post-closure costs we employ a variety of assumptions, including but not limited to, the following: engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and government oversight and regulation.

Significant increases or decreases in engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have a  material adverse or positive effect on our financial condition and operating performance, all else equal.  Material inputs tied to commodity prices, which may include fuel or other commodities, whose value fluctuates with multiple and varied market inputs or conditions, could result in a rise or fall in engineering estimates.  Both increases and decreases in cost estimates will be recognized over the period in which the landfill accepts waste.  However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

Our cost estimates are estimated applying present value techniques.  Accordingly, a decline in either the risk free rate or our credit spread over the risk free rate, or both, results in higher recorded landfill closure and post-closure costs.  Inversely, an increase will result in lower recorded landfill closure and post-closure cost accruals.  Fluctuations in either of these estimates could have a material adverse or positive effect on our financial condition and operating performance.

A decrease or increase in the expected inflation rate will result in lower or higher recorded landfill closure and post-closure costs.  A change to our inflation estimate could have a material adverse or positive effect on our financial condition and operating performance.

Landfill capacity estimates are developed at least annually using survey information typically provided by independent engineers or land surveyors and are reviewed by management having the appropriate level of knowledge and expertise.  An increase in landfill capacity estimates, due to changes in the respective operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs, but does impact the recognition of expense in subsequent periods.  All else equal, accretion expense, which is recorded to operating expenses, will increase over the life of the site and thereby reduce adjusted EBITDA(A).  Landfill amortization expense will decline by a similar amount.  The inverse holds true for a decrease in capacity estimates.  Changes in landfill capacity estimates could have a material adverse or positive impact on our operating performance.

Changes to the timing of expenditures or changes to the types of expenditures or monitoring periods established through government oversight and regulation could have a material adverse or positive impact on our financial condition and operating performance.  If the timing of expenditures becomes more near-term, recorded landfill closure and post-closure cost estimates will increase.  Changes to government oversight and regulation could increase or decrease estimated costs or the timing thereof, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction.  A governmental change which renders the landfill’s operating permit inactive will result in the acceleration of both closure and post-closure costs, which will increase the recorded amount of landfill closure and post-closure costs, and these amounts could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation or its ability to operate as a going concern.

As landfills near the end of their active life, which is the case for our Calgary landfill, any change in estimate can have a significant impact on landfill closure and post-closure cost accruals as the period to ultimate spending is more near term than for any other landfill site.

Landfill assets

Similar to landfill closure and post-closure costs, the determination of landfill asset amortization rates requires us to use a variety of assumptions, including but not limited to, the following: engineering estimates for materials and labour to construct landfill capacity, inflation, landfill capacity estimates, and government oversight and regulation.

Changes to any of our estimates, which may include changes to material inputs tied to commodity prices, economic and socio-economic conditions which impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, or compaction which impacts landfill capacity estimates or a change in government or a governmental change that impacts estimated costs to construct or impacts capacity, may have a material adverse or positive impact on our financial condition and results of operations.  Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in future periods, but have no immediate effect on capitalized landfill assets unless the asset is determined to be impaired.  Higher landfill asset amortization will be recorded over a shorter period of time to reflect the shortened life of the site.  Changes which decrease cost estimates or increase capacity estimates will have the inverse effect.

Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and secure the landfills operating permit in addition to capitalized interest costs which are capitalized over the period when portions of the landfill are being constructed but is not available for use.  These amounts are amortized over the period in which the landfill actively accepts waste.  Any change to capacity estimates will impact the period over which these costs are amortized.  A governmental change which renders the landfill’s operating permit inactive will result in the recognition of an impairment charge on landfill assets, and this charge could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation and its ability to operate as a going concern.

Goodwill

Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.  Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; a loss of key personnel; a more likely than not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit.  Goodwill is not tested for impairment  when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood  that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.  We have identified our reporting units as our operating segments and the amount of goodwill assigned to each and methodology employed to make such assignments has been applied on a consistent basis.  With the acquisition of WSI complete in the third quarter of 2010, we added WSI’s Canadian operations to our Canadian segment and WSI’s U.S. operations to our U.S. south segment.

The impairment test is a two step test.  The first test requires us to compare the fair value of our reporting units to their carrying amount.  If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired.  However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.  The fair value of goodwill is determined in the same manner as the value of goodwill determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill.  Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation.  In determining fair value, we have utilized a discounted future cash flow approach.  Additional measures of fair value are also considered by us.  Accordingly, we compare fair values determined using a discounted future cash flow approach to other fair value measures which may include some of all of the following: adjusted EBITDA(A) multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals.  There may be circumstances where an alternative method to determine fair value is a more accurate measure.  Accordingly, if our enterprise value declines due to share price erosion or our adjusted EBITDA(A) declines as a result of a more pronounced and prolonged recession, loss of business or loss of operating permit, goodwill may be impaired and could have a material adverse effect on our financial condition and operating performance.

We completed our annual test for impairment on April 30, 2010, at which time we determined that the fair value of our Canadian and U.S. south reporting units substantially exceeded their carrying amounts. At April 30, 2010, the fair value of our U.S. northeast segment exceeded its carrying amount by 12.6%, which was a substantially lower margin of excess compared to our Canadian and the U.S. south segments.  We use the discounted cash flow and the market approach, using the Company’s share price and multiples of revenues less operating expenses and selling, general and administration expense, to establish the fair value of the U.S. northeast reporting unit.  The primary assumptions employed in the discounted cash flow approach include revenue growth of 3.0%; capital and landfill expenditures equal to 9.4% of revenue; revenues less operating expense and selling, general and administration expense margin improvement in the first five years of 0.5% and nil thereafter; no acquisitions are assumed; certain corporate costs are assumed; a tax rate of 40% is applied and a discount rate of 8.03%.  There is significant subjectivity in estimating fair value.  Accordingly, an increase in interest rates, all else equal, would result in an increase in the risk free rate of interest and cause the discount rate to increase resulting in a lower calculation of fair value.  In addition, we have significant operating losses that are available to shelter income that is otherwise subject to tax.  The erosion of these losses resulting from the reporting unit continuing to generate income subject to tax increases cash taxes which results in a reduction of the reporting unit’s fair value.  Finally, a further decline in this segment’s performance due to loss of business or recurring economic weakness could also result in a lower calculation of fair value.  The carrying amount of goodwill allocated to the U.S. northeast segment amounts to approximately $405,900 at December 31, 2010 (2009 — $402,200).  A review of conditions existing at December 31, 2010 did not warrant us re-performing our test for goodwill impairment.  We will continue to monitor both economic and financial conditions and re-perform our test for impairment as conditions present themselves.

Income taxes

Deferred income taxes are calculated using the liability method of accounting.  Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws.  The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to operations in the period in which the change in tax rate occurs.  Unutilized tax loss carryforwards that do not meet the more likely than not threshold are reduced by a valuation allowance in the determination of deferred income tax assets.

Significant changes to enacted tax rates or laws, or estimates of timing differences and their reversal, could result in a material adverse or positive effect on our financial condition and operating performance.  In addition, changes in regulation or insufficient taxable income could impact our ability to utilize tax loss carryforwards, which could have a significant impact on deferred income taxes.

The recognition of deferred tax assets related to unutilized loss carryforwards is supported by our historical, and expected, ability to generate income subject to tax.  However, should we be unable to continue generating income subject to tax, deferred tax assets stemming from unutilized loss carryforwards may not be available to us prior to their expiry.  We have historically and will continue to use every effort to ensure that discretionary tax deductions are curtailed in periods where the expiry of loss carryforwards are imminent to maximize our realization of these deferred tax assets.  Should we not be able to realize our deferred tax assets attributable to loss carryforwards, we would record a deferred income tax expense in the period when we determined the likelihood of realizing these losses as less likely than not.  Our maximum exposure is equal to the carrying amount of the deferred tax asset attributable to loss carryforwards, approximately $109,000.  Loss carryforwards available to us from our acquisition of WSI and related specifically to WSI’s U.S. operations are included in this amount.  In light of our historical ability to generate income subject to tax and based on our expectations for the future, we view the risk of not realizing these deferred tax assets as low.

We recognize accounting expense related to landfill closure and post-closure costs and these accounting expenses are not deductible for tax on a similar basis.  This difference results in a deferred tax asset.  We are obligated under the terms of our landfill operating permits to satisfy the obligations for closure and post-closure monitoring at each site.  We view our historical financial performance, expected future financial performance, relationships with all levels of government and community as key indicators that we will continue as a going concern, and, as such, deem the risk of not recognizing these deferred tax assets as low.

Accrued accident claims reserve

In the U.S. we are self-insured for certain general liability, auto liability, and workers’ compensation claims.  For certain claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of $250 and $500, depending on the policy period in which the claim occurred.  For claims where stop-loss insurance coverage is not maintained, additional insurance coverage has been added to cover claims in excess of these self insured levels.  We use independent actuarial reports both quarterly and annually as a basis for developing our estimates for reported claims and estimating claims incurred but not reported.

Significant fluctuations in assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims history, the frequency of claims and settlement amounts, could result in a material adverse or positive impact on our financial condition and operating performance.

Other

Other estimates include, but are not limited to, the following: estimates for doubtful accounts receivable; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share based compensation and warrants, including a variety of assumptions used in option pricing models; and the fair value of financial instruments.

New Accounting Policies Adopted or Requiring Adoption

Improving Fair Value Measurements and Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued additional disclosure guidance aimed at improving fair value measurements and disclosures.  This amending guidance sets forth new disclosures which include the following: disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements accompanied by a description for the reasons for the transfers, a reconciliation of fair value measurements in Level 3 presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3).  For us, this guidance is effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the roll forward activity for Level 3 fair value measurements, which is effective January 1, 2011.  This guidance is not expected to have a significant impact on our financial statements.

Disclosure of Supplementary Pro Forma Information for Business Combinations

In December 2010, FASB issued additional disclosure guidance aimed at addressing the diversity in practice related to pro forma revenue and earnings disclosures for business combinations. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination which are included in reported pro forma revenue and earnings.  For us, this guidance is effective prospectively and applies to business combinations with an acquisition date that is on or after January 1, 2011.  Early adoption is permitted.  This guidance will have no significant impact on our financial statements.

Related Party Transactions

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

On January 4, 2010, we entered into a Share Purchase Agreement with two companies to acquire a fifty percent ownership interest in each.  The remaining fifty percent ownership interests are held by two trusts.  The brother of our Vice Chairman and Chief Executive Officer serves as a trustee for both trusts.  Our Vice Chairman and Chief Executive Officer serves as a trustee for one of the two trusts.  The Company’s Vice Chairman and Chief Executive Officer has no economic interests in the trusts or their underlying assets.  The business conducted by each of these two companies is consistent with the business of the Company and is comprised principally of compactor and related equipment rental. Our original investment in these companies totaled approximately $3,300 or C$3,500, which includes common shares in the invested companies and net adjustments, as defined in the Share Purchase Agreement.

Investments in which we have joint control over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting.  Under the equity method of accounting, we record our initial investment at cost.  The carrying value of our initial investment is subsequently adjusted to include our pro rata share of post-acquisition earnings from the investee, reflecting adjustments similar to those made in preparing consolidated financial statements.  The amount of the adjustment is included in the determination of the Company’s net income.  In addition, our investment is also increased or decreased to reflect loans and advances, our share of capital transactions, changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods.  Dividends received or receivable from our investee reduces the carrying value of our investment.

On December 6, 2010, we issued a promissory note to our equity accounted investee for C$750.  The promissory note is repayable on demand with no fixed term to maturity.  Interest on the note accrues at a rate equal to the greater of 5.5% per annum, or the rate which is equal to Toronto-Dominion Bank prime plus 2.0% per annum calculated annually, not in advance, and payable on maturity.  The promissory note may be repaid, in whole or in part, at any time, subject to certain restrictions.

A company providing transportation services to us is owned by an officer of a subsidiary of BFI Canada Inc.  Total charges of approximately $1,800 were incurred for the year ended December 31, 2010 (2009 - $700).  Pricing for these transportation services is billed at fair market value.

The father-in-law of our Executive Vice President Corporate Development was employed by WSI until his retirement in October 2008.  As partial consideration for his retirement he received C$400 in 2010 and will receive C$100 for each year thereafter until his death.

We lease office space which is owned by the son of one of our directors.  The lease commenced in 2004 and has a lease term of ten and a half years, with a right to extend for a further five years.  The cost of the lease approximates C$300 annually.  We anticipate subletting this lease.

These transactions are in the normal course of operations.

Outlook

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Overview

Management is committed to employing its improvement and market-focused strategies with the goal of delivering value to its shareholders.  Management’s objective is continuous improvement, which equates to a focus on revenue growth and effective cost management.  New market entry, existing market densification, and landfill development will be our continued focus as we look for ways to expand our operations, increase customer density in strategic markets, and increase the internalization of disposed waste.  Our strengths remain founded in the following: historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, disciplined operating process, predictable replacement expenditure requirements, and stable cash flows.  We remain committed to actively managing these strengths in the future.

Reasons for acquiring WSI

We executed the acquisition pursuant to our strategy of growth through acquisition.  Specifically, we believe that the acquisition will provide us with the opportunity to diversify our business across U.S. and Canadian markets, customer segments and service lines.  In addition, the transaction will enable us to increase the internalization of disposed waste in our Canadian and U.S. northeast markets.  We believe that the acquisition of WSI will create significant annual synergies and cash flow and earnings per share accretion, enhancing short-term and long-term returns to our shareholders.  We plan to direct the additional cash flow expected to be created from the acquisition towards funding growth capital, dividend payments, additional accretive strategic acquisitions, debt reduction or common share repurchases.

Strategy

Increase collection density.  We seek to compete in high density, urban markets that provide us with the opportunity to further develop our market positions.  Our ability to strategically increase collection density in a given market enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration.  In addition, driving additional revenue per hour against a fixed cost base creates operating leverage in our business model.  We will continue to focus on existing markets that support our market strategy and will pursue new markets that provide us with the opportunity to apply our operational strategy.

Optimize asset mix to improve return on capital.  We seek to balance the composition of our assets within our segments and operating areas to effectively implement our asset productivity strategies.  By optimizing our collection and disposal asset base around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital.  Our asset mix in Canada has consistently generated strong adjusted EBITDA(A) in each of the last five years.  We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. operations.  For example, our asset footprint in our northeast segment has a higher proportion of landfill operations than we deem optimal.  Accordingly, we intend to acquire collection assets to increase density and optimize price and volume strategies through our collection assets in this or adjacent segments.

Generate internal growth. Through focused business development efforts, we strive to increase waste volumes secured by contract in the markets we serve.  In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing operations.  By increasing route density, we can enhance the internalization and margin profile of our existing operations.  In addition, we intend to apply different pricing strategies, when appropriate, to appropriately capture the value of our service offerings.

Increase internalization.  We seek to increase our internalization of waste in markets we serve by controlling the waste stream, from our collection to our disposal operations.  Internalization gives us a greater ability to control costs by avoiding third-party landfill tipping fees and allows for better asset utilization within our business.   We believe vertical integration is critical to maintaining access to a landfill or other waste disposal facility on favorable terms and to maintaining a steady supply of waste, which is needed in order to operate these facilities economically.  We aim to increase route density and acquire assets that enhance vertical integration opportunities in markets that support our internalization goals.

Pursue strategy enhancing acquisitions.  We employ a disciplined approach to evaluating strategic acquisitions.  We intend to pursue acquisitions that support our market strategy and are accretive on a free cash flow(B) measure before synergies.  Our acquisition efforts are focused on markets that we believe enhance our existing operations or provide significant growth opportunities.  We believe that our experienced management team, decentralized operating strategy, financial strength and scale make us an attractive buyer for acquisition targets.

Operations

Our objective is to pass through fuel and commodity surcharges, and environmental costs, including government imposed disposal charges to our end customers, with a view to eliminating variability in our operating results and cash flows.  However certain services and contracts make it difficult to recover fuel and commodity price variability.  Therefore, to eliminate a portion of this variability, we may enter into fuel and commodity hedges.  Readers are reminded that increasing fuel costs, environmental costs, and government imposed disposal charges result in higher revenues when passed through to end customers which, all else equal, reduces our gross operating margin (defined as revenues less operating expenses divided by revenues).

Revenues

We believe that our revenues are closely correlated to both gross domestic product (“GDP”) growth and overall population growth in the segments we serve.  In Canada, the GDP growth forecast is approximately 2.4% for 2011.  Accordingly, and at a minimum, we expect to realize 2011 revenue growth in Canada which is at least equal to GDP growth.  In addition, we remain committed to the pursuit of volume and organic growth to improve density and productivity, and we will continue to look for core pricing growth in the markets we serve.  Further, we will look to maximize landfill tonnages and recover operating cost variances resulting from diesel fuel pricing and other cost variables, and we will continue our growth through strategic “tuck-in” acquisitions.

In the U.S., the GDP growth forecast is approximately 2.5% for 2011.  We expect our U.S. south operations will grow at this pace; however we are less optimistic about our growth prospects in the U.S. northeast.  Not unlike our Canadian operations, we will continue to execute our market focused strategies, to influence price, volume, densification and productivity.  We will continue to pass along operating cost variability and continue our growth through strategic acquisition.

As outlined in the WSI Acquisition section of this MD&A, the acquisition of WSI will result in a significant change in our consolidated operating results for the first half of, and for the year ended, 2011.

Other

Cross listing

Our shares are listed on both the Toronto and New York stock exchanges.  Investors and potential investors can trade our common shares on either exchange.  Since cross listing, we have experienced a two fold increase in the total average daily trading volume of our common shares.  We expect trading volumes to continue at this level.

Taxation

In 2009, our Canadian operations effectively utilized all of its tax shelter available from carryforward losses, which has resulted in higher comparative cash tax expense in 2010.  Please refer to the liquidity section below for additional details.

In March 2010, the Minister of Finance announced that it intends to allow property losses that would have otherwise been lost to subsidiaries of an income trust on the trust’s wind-up.  This position requires enactment before we can record the benefit for accounting purposes due to our winding up of the trust in 2009.  The benefit is expected to be in excess of C$3,000.

Financing strategic growth

One of our objectives is to grow organically and through strategic acquisition.  Growth through strategic acquisition is dependent on our ability to generate free cash flow(B) and our ability to access debt and equity in the capital markets.  We remain confident we will continue to generate free cash flow(B) in excess of our dividend payments and these excess amounts will be available to finance a portion of our continued growth, including growth through strategic acquisition.  Significant growth, especially through strategic acquisition, will require continued access to debt and equity in the capital markets and any capital market restrictions could affect our growth through strategic acquisition.  We remain confident that our current access to the capital markets is sufficient to meet our near and longer-term demands for growth.

Liquidity

Our ability to generate cash from operations is strong.

In connection with the acquisition of WSI, we amended our Canadian and U.S. credit facilities on July 2, 2010.  Please refer to the Liquidity and Capital Resource section of this MD&A for further details.  While we expect to enjoy significant cash flows contributed from WSI’s operations we expect to incur higher comparative borrowing costs on Canadian and U.S. credit facility advances.  Interest expense is fully deductible against income subject to tax.  Accordingly, higher interest expense will result in lower tax expense.

In addition, borrowing rates are at historical lows in the U.S. and at comparatively low levels in Canada.  Accordingly, if the economy strengthens, we anticipate that interest rates will rise.  An increase in interest rates results in higher interest expense partially offset by lower current or deferred income tax expense.

Our operations generate stable cash flows, which we expect will be in excess of our needs to continue operating the business, steady state, and paying dividends, as currently established by our Board of Directors.  If we do not execute on our strategy to grow through acquisition, we expect that excess cash would initially be applied against long-term debt advances and secondarily to the repurchase of our common shares or the payment of higher dividends.  Executing significant acquisitions will impact our available liquidity and can affect our borrowing rates.  Our corporate development team continues to pursue and execute our strategy of growth through acquisition.  However, it is difficult to ascertain which targets will effectively be acquired and when these acquisitions will have an impact on our liquidity.

Withholding taxes on foreign source income

When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the consolidated statement of operations and comprehensive income or loss.  An increase in dividends paid by IESI, or the inability of IESI to return capital, will result in increasing withholding taxes from foreign source income received by the Company.  In addition, in connection with the closing of the WSI acquisition, there were various changes made to our organizational structure in order to complete and appropriately structure the transaction.  One such change resulted in a portion of our Canadian operations being owned by a U.S. holding company.  Accordingly, dividends paid by the Canadian parent for the ultimate benefit of and distribution by IESI-BFC Ltd. to its shareholders will also require the Canadian parent to pay dividends to the U.S. holding company of a like amount.  Amounts paid by the Canadian parent to the U.S. holding company are subject to withholding tax.

Optimization of tax losses and tax efficiency of structure

Management periodically reviews its organizational structure to promote tax efficiency and to optimize the use of tax losses within the structure.  We expect to incur additional costs in this regard.

Amortization

We have historically accounted for acquisitions applying the purchase method of accounting.  The purchase method of accounting required us to recognize the fair value of all assets acquired and liabilities assumed, including recognizing all intangible assets separately from goodwill.  On acquisition, fair value adjustments typically increased the carrying amount of capital and landfill assets and resulted in the allocation of a portion of the purchase price to identified intangible assets.  Accordingly, capital, landfill and intangible asset amortization not only includes amortization of original cost but also includes the amortization of fair value adjustments recognized on acquisition.  Even though we have grown organically, a significant portion of our growth has been through acquisitions. Therefore, fair value adjustments included in amortization expense are significant.  Our most notable fair value adjustments arose on the formation of our predecessor company, our initial public offering, and our acquisitions of IESI, the Ridge landfill, Winters Bros., and Fred Weber.  Due to the inherent difficulty in isolating each fair value adjustment for every acquisition completed by us, it unreasonable to derive the exact impact these acquisitions have had on amortization expense.  Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life.  As we continue to grow through acquisition, amortization expense will continue to increase.  Increases will be partially offset by declines in fully amortized fair value adjustments.

Effective April 2010, certain intangible assets recognized on the Fund’s original initial public offering were fully amortized.  Accordingly, quarterly intangible asset amortization declined by approximately C$2,200.

In connection with our acquisition of WSI, we recorded significant fair value adjustments to the assets we acquired and liabilities we assumed, which includes the recognition of intangibles separately from goodwill.  The amortization of these fair value adjustments is significant.  As outlined above, fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life.  Amortization expense related to fair value adjustments to identifiable intangible assets acquired on the acquisition of WSI totaled approximately $5,900 for the year ended December 31, 2010.

Financial Instruments

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Hedge accounting

We enter into commodity swaps to reduce our exposure to fluctuations in cash flows due to changes in the price of diesel fuel which we consume to service certain fixed price contracts or in certain segments of our business where the recovery of escalating fuel prices is either difficult or non-existent.  To fulfill our objective, we have entered into cash flow hedges specifically tied to various forecasted diesel fuel purchases.

We have also entered into interest rate swaps to mitigate the risk of interest rate fluctuations resulting from variable rate interest charged on borrowings under our U.S. facility.  Accordingly, we have entered into cash flow hedges to fix the rate of interest on a portion of amounts borrowed on our U.S. facility.

We have designated certain commodity and interest rate swaps as cash flow hedges.  The following table outlines changes in the fair value of commodity and interest rate swaps designated as cash flow hedges and its impact on other comprehensive income or loss, net of the related income tax effect.

	Year ended December 31
	2010	2009

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive income, interest rate swaps	$1,272	$—
Other comprehensive income, commodity swaps	939	2,717
Total other comprehensive income, net of income tax	$2,211	$2,717

At December 31, 2010, commodity and interest rate swaps accounted for as cash flow hedges were determined to be highly effective.  Accordingly, no amounts have been recorded to net income due to ineffectiveness or otherwise.  We measure and record any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased.  Gains or losses are reclassified to net income as diesel fuel is consumed.  The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is approximately $1,900 (December 31, 2009 — approximately $800).  The timing of actual amounts reclassified to net income is dependent on future movements in diesel fuel prices.  We measure and record any ineffectiveness on interest rate swaps using regression analysis.  Interest rate swaps are settled quarterly, consistent with our obligation to pay interest on our U.S. credit facility. Gains or losses arising from interest rate swaps are reclassified to interest expense upon settlement. The estimated net amount of the unrealized gains on interest rate swaps expected to be reclassified to earnings within the next twelve months is approximately $1,100. However, the actual amount reclassified to net income is dependent on future movements in interest rates.

Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation.  Our exposure to credit risk is limited principally to cash and cash equivalents, accounts receivable, other receivables, funded landfill post-closure costs, interest rate and commodity swaps, FX agreements, and when and as applicable, hedge agreements for old corrugated cardboard (“OCC”).  In all instances, our risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate our risk exposures to a level consistent with our risk tolerance.

Cash and cash equivalents

Certain senior management is responsible for determining which financial institutions we bank and hold deposits with.  Management’s selected financial institutions are approved by the Board of Directors.  Senior management typically selects financial institutions which are party to its long-term debt facilities and those which are deemed by management to be of sufficient size, liquidity, and stability.  Management reviews the Company’s exposure to credit risk from time to time or as conditions indicate that the Company’s exposure to credit risk has or is subject to change.  Our maximum exposure to credit risk is the fair value of cash and cash equivalents recorded on the consolidated balance sheet, approximately $13,400 (December 31, 2009 — approximately $5,000).  We hold no collateral or other credit enhancements as security over our cash and cash equivalent balances.  We deem the credit quality of our cash and cash equivalent balances to be high and no amounts are impaired.

Accounts receivable

We are subject to credit risk on our accounts receivable through the normal course of business.  Our maximum exposure to credit risk is the fair value of accounts receivable recorded on our consolidated balance sheet, approximately $207,100 (December 31, 2009 - $111,800).  We perform credit checks or accept payment or security in advance of service to limit our exposure to credit risk.  The diversity of our customer base, including diversity in customer size, balance and geographic location inherently reduces our exposure to credit risk.   We have also assigned various employees to carry out collection efforts in a manner consistent with our accounts receivable and credit and collections policies.  These policies establish procedures to manage, monitor, control, investigate, record and improve accounts receivable credit and collection.  We also have policies and procedures which establish estimates for doubtful account allowances.  These calculations are generally based on historical collection or alternatively historical bad debt provisions.  Specific account balance review is permitted, where practical, and consideration is given to the credit quality of the customer, historical payment history, and other factors specific to the customer, including bankruptcy or insolvency.

Accounts receivable that are deemed by management to be at risk of collection are provided for through an allowance.  When an accounts receivable balance is considered uncollectable, it is written-off against the allowance.  Subsequent recoveries of amounts previously written-off are credited against the allowance and changes to the allowance are recorded in selling, general and administration expense in our statement of operations and comprehensive income or loss.  Management typically assesses aggregate accounts receivable impairment applying our historical rate of collection giving consideration to broader economic conditions.

Our accounts receivable are generally due upon invoice receipt.  Accordingly, all amounts which are outstanding for a period that exceeds the current period are past due.  Based on our historical collections, we have been successful in collecting amounts that are not outstanding for greater than 90 days.  We assess the credit quality of accounts receivable that are neither past due nor impaired as high.  Our maximum exposure to accounts receivable credit risk is equivalent to our net carrying amount.  We may request payment in advance of service generally in the form of credit card deposit or full or partial prepayment as security.  Amounts deposited or prepaid in advance of service are recorded to unearned revenue on our consolidated balance sheet.  Accounts receivable considered impaired at December 31, 2010 are not considered significant.

Other receivables

We are subject to credit risk on other receivables.  We enter into agreements with cities in the province of Quebec to finance containers.  Senior management is responsible for reviewing each agreement, including but not limited to the financial terms, in advance of entering into the agreement.  Management views cities in the province of Quebec to be low risk counterparties.  Our maximum exposure to credit risk is the carrying amount of other receivables, approximately $1,300 (December 31, 2009 — $1,800). We typically retain ownership of the containers until such time as all payments are received in full and once received, ownership of the containers is transferred to the respective city.  We deem the credit quality of other receivables balances to be high and no amounts are impaired.

Funded landfill post-closure costs

We are subject to credit risk on deposits we make to a social utility trust.  Our deposits are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills.  Due to the nature of the underlying investments, management deems its exposure to credit risk related to funded landfill post-closure cost amounts as low.  Our maximum exposure to credit risk is the fair value of funded landfill post-closure costs recorded on our consolidated balance sheet, approximately $8,900 (December 31, 2009 — $8,100).  Management reviews the Company’s exposure to risk from time to time or as conditions indicate that its exposure to risk has changed or is subject to change.  We hold no collateral or other credit enhancements as security over the invested amounts.  However, we deem the credit quality of the financial asset as high in light of the underlying investments.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with the settlement of our financial liabilities.  Our exposure to liquidity risk is due primarily to our reliance on long-term debt financing.  Our treasury function is responsible for ensuring that we have sufficient short, medium and long-term liquidity.  Through our treasury function, we manage liquidity risk on a daily basis by continually monitoring actual and forecasted cash flows and monitoring our available liquidity through our revolving credit facilities.  The treasury function is also required to ensure that liquidity is made available on the most favourable financial terms and conditions.  Our treasury function reports quarterly our available capacities and covenant compliance to the Audit Committee.  Our treasury function actively manages our liquidity and is in regular contact with the primary parties to our long-term debt facilities.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk is comprised of currency, interest rate and other price risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates.  Our exposure to currency risk is attributable to the movement of monies between Canada and the U.S.  Accordingly, we are exposed to currency risk on U.S. dollars received by our Canadian business from U.S. sources to fund Canadian dollar denominated dividends and similarly on Canadian dollars received by our U.S. business due to dividend payments payable to a U.S. holding company.  To mitigate this risk, management uses its discretion in the determination of where dividend amounts are funded from and looks to fund amounts payable to shareholders from cash flows generated from our Canadian operations.  Our treasury function actively reviews our exposure and assesses the need to enter into further FX agreements.  Our Board of Directors also considers currency risk when establishing the Company’s dividend.  For the year ended December 31, 2010, we were exposed to currency risk on the portion of dividends funded from U.S. sources that were not hedged by FX agreements.  Dividends have no impact on our determination of net income as they are recorded through equity.  To mitigate a portion of the risk attributable to paying Canadian dollar denominated dividends to a U.S. holding company, we entered into four FX hedges in January 2011 to eliminate FX fluctuations on Canadian dollars received by our U.S. holding company.  These FX hedges settle in April, July and October 2011 and January 2012.

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Interest rate risk arises from our interest bearing financial assets and liabilities.  We have various financial assets and liabilities which are exposed to interest rate risk, the most notable of which are our long-term debt facilities.  Although our debenture, a portion of our U.S. revolving credit facility, and the 2005 Seneca IRB Facility bear interest at fixed rates, they remain subject to interest rate risk on maturity or renegotiation.

Our two revolving credit facilities and a portion of our IRBs are subject to interest rate risk.  An increase or decrease in the variable interest rate results in a corresponding increase or decrease to interest expense on long-term debt.  We are also subject to interest rate risk on funded landfill post-closure costs.  Funded landfill post-closure costs are invested in interest rate sensitive short-term investments.  An increase or decrease in the return on invested amounts results in either a decrease or increase in our funding obligation.  We are also subject to interest rate risk on our cash equivalents balance and other receivables.

We have entered into interest rate swaps as a condition of our U.S. long-term debt facility to fix a portion of our variable rate interest charge on advances and borrowings.  The policies and process for managing these risks are included above in the credit risk section.

Risk management objectives

Our financial risk management objective is to mitigate risk exposures to a level consistent with our risk tolerance.  Derivative financial instruments are evaluated against the exposures they are expected to mitigate and the selection of a derivative financial instrument may not increase the net exposure of the Company to risk.  Derivative financial instruments may expose us to other types of risk, which may include, but is not limited to, credit risk.  The exposure to other types of risk is evaluated against the selected derivative financial instrument and is subject to a cost versus benefit review and analysis.  Our use of derivative financial instruments for speculative or trading purposes is prohibited and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it expects to mitigate.

Fair value methods and assumptions

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, fair value estimates are not necessarily indicative of the amounts we, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Funded landfill post-closure cost deposits are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, commensurate with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury represent the source of the Department of Energy forward index curve and risk-free rate of interest, respectively.

Our interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  We verify the reasonableness of these quotes using similar quotes from another financial institution at the date financial statements are prepared.  In addition, we employ a third party, who is not a counter-party, to independently value the interest rate swaps and we use all of this information in the determination of fair value.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Financial assets and liabilities recorded at fair value, as and where applicable, are included on our consolidated balance sheets as funded landfill post-closure costs, other assets and other liabilities.

Risks and Uncertainties

Downturns in the worldwide economy could adversely affect our revenues and operating margins

Our business is affected by changes in economic factors that are outside of our control, including consumer confidence, interest rates and access to capital markets.  Although our services are of an essential nature, a weak worldwide economy generally results in a decrease of waste volumes generated, which in turn decreases our revenues.  Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers.  During weak economic conditions, we may also be adversely impacted by our customers’ ability to pay us in a timely manner, if at all, due to financial difficulties, which could include bankruptcy.  If our customers do not have access to capital, our volumes may decline and our growth prospects and profitability may be adversely affected.  Due to the inherent diversity of our customer base and the nature of our service, we haven’t been, nor do we expect to be, severely affected by downturns in the worldwide economy.  While our U.S. northeast operations have suffered the most as a result of the economic downturn, we believe the worst is behind us and we have seen a trend to stabilization.  The composition of assets in this segment, as outlined in the Outlook — strategy section of this MD&A, is not optimal.  Accordingly, we will continue to pursue ways to maximize the internalization of our collected waste stream and optimize this segments asset mix to reduce our exposure to further or future economic downturns.

We may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that we need to operate our business

We are subject to significant environmental and land use laws and regulations.  Our internalization strategy depends on our ability to maintain our existing operations, expand our landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances.  To own and operate solid waste facilities, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals.  Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain.  Obtaining permits often takes several years and requires numerous hearings, and is in addition to complying with land use, environmental and other regulatory requirements.  Often, we also face resistance from citizen groups and other environmental advocacy groups.  Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of our existing landfills and transfer stations could hinder internalization and impair our business strategy.  To date we have been successful in overcoming these obstacles and have a solid history of obtaining permits, licenses and approvals necessary to conduct our business effectively.  A failure to obtain, renew or extend various permits and licenses could result in the impairment of certain assets recorded on our consolidated balance sheet and result in significant impairment charges recorded on our statement of operations and comprehensive income or loss.  We continue to pursue a replacement landfill site for our Calgary landfill and are active in our efforts to extend the life our current site.  If we are unsuccessful in the replacement of our Calgary landfill site, contributions to income generated from this site will be lost.  While the loss of income is significant, it would in no way hinder our ability to continue operating as a going concern or affect our ability to satisfy debt obligations or dividend payments as currently contemplated.  We are not aware of any significant permit or licensing barriers or issues that would significantly impact our ability to continue operating in a manner consistent with our historical or near-term expected future performance.

Our financial obligations to pay closure and post-closure costs in respect of our landfills could exceed current reserves

We have material financial obligations to pay closure and post-closure costs in respect of our landfills.  We have estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations.  The requirement to pay increased closure and post-closure costs could substantially increase our expenses and cause our net income to decline.  Additional discussion is included in the Critical Accounting Estimates — Landfill closure and post-closure costs and Environmental Matters sections of this MD&A.

We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage

If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits.  Collection contracts, municipal contracts and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations.  We typically satisfy these requirements by posting bonds.  As of December 31, 2010, we had approximately $352,300 of such bonds in place.  Closure bonds are difficult to obtain.  If we are unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits.  Any future difficulty in obtaining insurance also could impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage.  Accordingly, our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations.  We have been successful in obtaining sufficient surety bonds, letters of credit or other financial assurances and have maintained adequate insurance coverage.  Accordingly, we have not experienced significant costs or recoveries stemming from an inability to secure financial assurances or insurance.  While we are subject to market conditions as it relates to the cost of surety bonds, letters of credit or other financial assurances, we don’t anticipate nor do we have any indication that the costs to obtain these assurances will have a material effect on our operations and cash flows in the near-term.  We are also subject to market conditions as it relates to the cost of insurance which is further affected by our claims history.  We don’t anticipate, nor do we have any indication that the costs for, or our ability to obtain or retain, insurance are at risk or at costs that would preclude us from being competitive or impede our current or future operations.

Our long-term debt facilities existing at December 31, 2010 (collectively our “facilities”) contain restrictive covenants which requires us to meet certain financial ratios and financial condition tests

The terms of our facilities contain restrictive covenants that limit the discretion of management with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares and PPSs above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests.  A failure to comply with any of these terms could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of any of these facilities was to be accelerated, we cannot assure you that our assets would be sufficient to repay these facilities in full.  We have been successful in meeting all restrictive covenant and financial condition tests contained in our facilities.  A failure to meet any of these tests could result in an event of default.  An event of default would result in the debt obligation becoming current and jeopardize our ability to continue as a going concern if we are incapable of finding replacement capital to fulfill our obligation(s).  Based on the restrictive covenant and financial condition tests included in our facilities, we remain confident that we will continue to meet these tests in the near-term and the foreseeable future.

We have significant indebtedness, which could adversely affect our financial condition.

We have, and expect to continue to have, a significant amount of indebtedness and, as a result, significant debt service obligations.  As of December 31, 2010, we had total indebtedness of approximately $1,259,700.  Our high degree of leverage could have important consequences, for example, it may:

•      increase our vulnerability to adverse economic and industry conditions;

•      require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•      limit our ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes or acquisitions;

•      place us at a disadvantage compared to our competitors that have less debt; and

•      limit our flexibility in planning for, or reacting to, changes in the business and in the industry generally.

We believe our leverage is within our acceptable target range and don’t expect to be encumbered by it.

We may engage in acquisitions or mergers, which may adversely affect the profit, revenues, profit margins or other aspects of our business, and we may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated

Our growth strategy is based, in part, on our ability to acquire other waste management businesses.  The success of our acquisition strategy will depend, in part, on our ability to:

•      identify suitable businesses to buy;

•      negotiate the purchase of those businesses on acceptable terms;

•      complete the acquisitions within our expected time frame;

•      improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and

•      respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

We may fail to properly complete any or all of these steps.  Many of our competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than we do.  Increased competition may reduce the number of acquisition targets available to us and may lead to unfavorable terms as part of any acquisition, including high purchase prices.  If acquisition candidates are unavailable or too costly, we may need to change our business strategy.  Our integration plan for acquisitions will contemplate certain cost savings, including the elimination of duplicative personnel and facilities.  Unforeseen factors may offset the estimated cost savings or other components of our integration plan in whole or in part and, as a result, we may not realize any cost savings or other benefits from future acquisitions.  Further, any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins.  Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our strategy in a given market due to factors that we cannot control, such as market position or customer base.  As a result, operating margins could be less than we originally anticipated when we made those acquisitions.  In such cases, it may change our strategy with respect to that market or those businesses and we may decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital, intangible or landfill assets.  We have been successful in identifying, negotiating and integrating various acquisitions in markets we currently serve and new markets we have entered.  At the end of 2008, disruptions in the financial markets impacted our valuation and ability to fund significant acquisitions.  However, in March and June 2009 we successfully raised equity and applied the net proceeds there from to borrowings under our U.S. long-term debt facilities.  With our recent acquisition of WSI, we believe we have good reason to remain confident that we can continue to execute our acquisition strategy in the near-term and foreseeable future and that the risk of identifying, negotiating and integrating these acquisitions is low.

Future acquisitions may increase our capital requirements

We cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any waste management businesses that we want to acquire.  Acquisitions will generally increase our capital requirements unless they are funded from excess free cash flow(B), representing free cash flow(B) in excess of dividends.  Acquisitions financed with debt or equity capital will result in higher long-term debt or equity amounts recorded on our consolidated balance sheet.  Higher debt levels can increase our borrowing rates and will increase interest expense due to higher levels of outstanding indebtedness.  Higher interest expense will serve to reduce current income tax expense or preserve loss carryforwards.  Based on current economic conditions, we remain optimistic that capital will be available, on reasonable terms, to allow us to execute our acquisition growth strategy and that a significant portion of our acquisitions will be funded from excess free cash flow(B), thereby reducing the need for additional capital.

We may be unable to successfully manage our growth

Our growth strategy will continue to place significant demands on our financial, operational and management resources.  In order to continue our growth, we may need to add administrative, management and other personnel, and make additional investments in operations and systems.  We cannot assure you that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems or expand and/or replace landfill capacity to the extent, and in the time, required.  We have, however, been successful in managing our growth and its demands on our financial, operational and management resources to date.  We remain confident that we can continue to manage our growth as we expand our operations, management and financial resource requirements.  At present, we deem the risk of managing our growth to be low.

We may lose contracts through competitive bidding or early termination

We derive a portion of our revenue from municipal contracts that require competitive bidding by potential service providers.  Although we intend to continue to bid on municipal contracts and to re-bid our existing municipal contracts, such contracts may not be maintained or won in the future.  We may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to us or at all.  These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors.

We also derive a portion of our revenue from non-municipal contracts, which generally have a term of three to five years.  Some of these contracts permit our customers to terminate them before the end of the contractual term.  Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and earnings.  Contract losses may also make certain capital assets obsolete before they have exhausted their useful lives.  We may have no choice but to sell the assets in the open market at prices that differ from their recorded amounts, which could result in significant gains or losses on the assets disposition.  However, because we operate in various geographical locations throughout Canada and the U.S., we have generally been successful in obtaining new contracts at a faster pace than the pace of loss.  Accordingly, our organic growth has historically been positive and we expect this trend to continue.

We depend on third-party disposal customers at our landfills and we cannot assure you that we will maintain these relationships or continue to provide services at current levels

Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations.  As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations.  The loss of third-party disposal customers could reduce our revenues and profitability.  For the year ended December 31, 2010, approximately 57.0% of the total tonnage received by our landfills was derived from the disposal of waste received from third-party disposal customers.  Accordingly, we depend on maintaining a certain level of third-party disposal customers at our landfills so we can continue operating our landfills at profitable levels.

We cannot assure you that we will maintain our relationships or continue to provide services to any particular disposal customer at current levels.  We also cannot assure you that third-party customers will continue to utilize our sites and pay acceptable gate rates that generate acceptable margins for us.  Decreases could occur if new landfills open, if our existing disposal customers fail to renew their contracts, if the volume of waste disposal decreases or if we are unable to increase our gate rates to correspond with an increasing cost of operations.  In addition, new contracts for disposal services entered into by us may not have terms similar to those contained in current arrangements with existing customers, in which case revenues and profitability could decline.  We have been successful in maintaining relationships with our disposal customers and are cognizant of the geographical proximity of our landfills to alternative disposal sites, the competitive pressures faced in each market, and the economic environment in each market.  While there are always changes to the composition of our external customer mix, we have not experienced declines in volumes that are so pervasive that they have caused us to question the operating or financial viability of our landfills.  In our U.S. northeast operations, the economic slow down has resulted in reduced landfill volumes.  Accordingly, we have directed certain waste volumes collected in Canada to certain landfills in the U.S. northeast to alleviate some of our reliance on third-party volumes.  As outlined above, one of our goals is to optimize the asset mix in this segment with a view to limiting reliance on third party volumes.

Our Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations

Our Canadian operations are concentrated in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and are susceptible to those local economies, regulations and seasonal fluctuations.  Our U.S. operations are concentrated in the northeastern and southern U.S. and are susceptible to those regions’ local economies, regulations and seasonal fluctuations.  We operate in the following twelve states: Florida, Texas, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania, Maryland and Illinois, as well as the District of Columbia.

We derived more than 18.8% of our revenue during 2010 and 21.3% of our revenue for 2009 from services provided in Texas, and more than 16.0% of our revenue during 2010 and 25.3% of our revenue for 2009 from services provided in New York.  With the addition of WSI in July 2010, we also derived more than 8.2% of our revenue from services provided in Florida for the six month period ended December 31, 2010.  Accordingly, economic downturns in Texas, New York, and Florida, and other factors affecting such states, such as state regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

In addition, seasonality may temporarily affect our revenues and expenses.  We generally experience lower construction and demolition debris volumes during the winter months when the construction industry is less active.  Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and the productivity of collection operations.  Higher than normal rainfall and more frequent rain storms over a 30 to 90 day period can put additional stress on the construction industry by lowering the volumes of waste handled in our landfills.

Over last couple of years, our business has been hampered by the economic slow down, most notably in the U.S. northeast.  While this challenge still remains, the current environment is in a much better position, comparatively.  As outlined above, one of our goals is to optimize the asset mix in this segment with a view to limiting reliance on third party volumes.

Revenues generated under municipal contracts with New York City represented 3.4% of our consolidated revenues in 2010. Termination, modification or non-renewal of such contracts could have a material adverse effect on our business, results of operations and financial condition

We attribute 3.4% of our consolidated revenue in 2010 and 4.3% of our consolidated revenue in 2009 to our municipal contracts with New York City.  On November 1, 2008, two of these contracts were renewed by New York City for three years, plus two one-year renewal options at the City’s option.  The last of the three contracts renewed in February 2010 for three years, plus two one-year renewal options at the City’s option.  Contracts with New York City can be terminated by New York City upon 10 days’ notice.  If these contracts are terminated, or if they are not renewed, we may not be able to replace the resulting lost revenue.  Such a loss could have a material adverse effect on our business, financial condition and results of operations.

In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City’s reliance on private transfer stations, such as the ones we operate in New York City. While the plan is preliminary and has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste.  Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste.  We have and will continue to make proposals as requested by the City until the City decides on the final plan and contractors.  If New York City implements changes to this system, it is possible that our existing contracts with the City would be modified, terminated or would not be renewed.

We remain vigilant in our communication with City officials to ensure we continue to meet the needs of the City and remain compliant with the terms of the contracts we service.  We believe that we have the right compliment of employees to continue to execute on this deliverable and we are not aware of any impediments that would jeopardize our belief.

Some of our employees are covered by collective bargaining agreements and efforts by labor unions to renegotiate those agreements or to organize our employees could divert management’s attention from its business or increase its operating cost

As of December 31, 2010, approximately 1,900, or 29.2%, of our employees were covered by collective bargaining agreements. These collective bargaining agreements expire through 2015 and have terms ranging from three to five years, except for one which has a one-year renewal.

The negotiation or renegotiation of these agreements could divert management’s attention from our business and the terms of any agreement could have an adverse effect on it.  If we are unable to negotiate acceptable collective bargaining agreements, we may have to wait through ‘‘cooling off’’ periods, which are often followed by union initiated work stoppages, including strikes.  We believe that we have good relationships with our unions and have a history of negotiating contracts that don’t impede our ability to manage our business and or impose undue costs on us.  We remain confident that we can continue to successfully negotiate union contracts efficiently and without the contracts being cost prohibitive.

Fluctuating fuel costs impact our operating expenses and we may be unable to fully offset increased diesel fuel costs through fuel surcharges

The price of diesel fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries  and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns.  We need a significant amount of fuel to operate our collection and transfer trucks, and any price escalations will increase our operating expenses and could have a negative impact on our consolidated financial condition, results of operations and cash flows.  From time to time, in accordance with the terms of most of our customer contracts, we attempt to offset increased fuel costs through the implementation of fuel surcharges. However, we may be unable to pass through all of the increased fuel costs due to the terms of certain customers’ contracts and market conditions.  We have entered into a series of fuel hedges with a view to limiting our exposure to fluctuating diesel fuel prices and to reduce operating cost variability.  While we have been successful in recovering rising diesel fuel costs from our customer base, not all of our contracts or costs incurred to operate our business permit us to pass along increasing diesel fuel costs.  Accordingly, entering into fuel hedges that effectively offset increasing diesel fuel costs where recoverability is limited allows us to stay operating cost variability.  We remain confident that we can continue to pass along rising diesel fuel costs or enter into fuel hedges to mitigate our exposure to fluctuations in our operating costs resulting from changes in diesel fuel prices.

Our revenues will fluctuate based on changes in commodity prices

Our recycling operations process for sale certain recyclable materials, such as OCC, paper, plastics and aluminum, which are marketed as commodities and are subject to price fluctuations.  Our results of operations may be affected by changing prices or market requirements for recyclable materials.  The resale and purchase prices of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.  From time to time we have entered into commodity swaps for OCC with a view to limiting our exposure to fluctuating OCC prices.  We believe our sources of revenues are sufficiently diversified to inherently limit our exposure to commodity price fluctuations that could have a significant impact on our revenues and earnings.

We depend on members of our management team and if we are unable to retain them, our operating results could suffer

Our future success will depend on, among other things, our ability to keep the services of our management and to hire other highly qualified employees at all levels.  We compete with other potential employers for employees, and we may not be successful in hiring and keeping the services of executives and other employees that we need.  The loss of the services of, or the inability to hire, executives or key employees could hinder our business operations and growth.  We believe that we have good relationships with our management and their teams and offer each the opportunity to share in the success of the Company.  We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to, and amongst, our managers to ensure they have the appropriate tools to successfully complete their required functions.  We remain confident that we can continue to retain and attract top talent without interruption or significant impact on our operating results.

We may record material charges against our earnings due to any number of events that could cause impairments to our assets

In accordance with U.S. GAAP, we capitalize certain expenditures and advances relating to disposal site development and expansion projects.  Events that could, in some circumstances, lead to impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine that a development or expansion project is impaired, we will charge against earnings any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise.  We also carry a significant amount of goodwill on our consolidated balance sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events.  We may be required to incur charges against earnings if we determine that certain events (such as a downturn in the recycling commodities market) could potentially cause the carrying value of our assets to be greater than their fair value, resulting in goodwill impairment.  Any such charges could have a material adverse effect on our results of operations.  We have been successful in the development and expansion of our landfills and related projects.  From time to time, we will expense certain capitalized amounts, however these amounts have not historically been significant.  We remain confident that signs of economic stabilization have and are continuing to occur and we don’t foresee any near-term impairment(s) that would result in a significant charge to our operations.

We cannot assure you that our insurance coverage will be sufficient to cover all losses or claims that we may incur

We seek to obtain and maintain, at all times, insurance coverage in respect of our potential liabilities and the accidental loss of value of our assets from risks, in those amounts, with those insurers, and on those terms we consider appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations.  However, not all risks are covered by insurance, and we cannot assure you that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving our assets or operations.  We have been successful in securing insurance at commercially reasonable rates and on a basis which has been sufficient to cover our primary operating losses and claims.  We are not aware, nor do we have any indication, that our insurance coverage is or would be insufficient.

Governmental authorities may enact climate change regulations that could increase our costs to operate

Environmental advocacy groups and regulatory agencies in Canada and in the United States have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change.  As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions.  The adoption of such laws and regulations, including the auction of allowances (for certain greenhouse gas emissions) and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations.  As an example, certain jurisdictions in which we operate are contemplating air pollution control regulations that are more stringent than the existing requirements.  Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations.  While governmental authorities may enact regulations that increase our cost of operations, it is unlikely that an increase in the cost of our operations would be isolated to us.  Accordingly, the management of waste, and the companies that participate in its management, are all subject to the same governmental regulation resulting in no one company being any more or less advantaged or disadvantaged than the other.  We may also have opportunities to earn environmental credits at our facilities that convert methane gas to energy.  We remain confident that we could recover increasing operating costs should regulations change that increase those costs.

Our business is highly competitive, which could reduce our profitability or limit our growth potential

The North American waste management industry is very competitive.  We face competition from several larger competitors and a large number of local and regional competitors.  Some of our competitors have significantly larger operations, significantly greater financial resources and greater name recognition or are able or willing to provide or bid their services at a lower price.  Because companies can enter the collection segment of the waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry.  We face competition from these businesses in the markets and regions we currently serve.

Similar competition may exist in each location into which we try to expand in the future.  In addition to national and regional firms and numerous local companies, we compete in certain markets with those municipalities that maintain waste collection or disposal operations.  These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

In each market in which we operate a landfill, we compete for solid waste business on the basis of disposal or ‘‘tipping’’ fees, geographical location and quality of operations.  Our ability to obtain solid waste business for our landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste.  In markets in which we do not operate a landfill, our collection operations may operate at a disadvantage to fully integrated competitors.  In markets where we are not able to assemble, or have yet to assemble, a vertically integrated suite of assets, we strive to obtain market influence.  Generally, we are either the number one, two or three operator in every market we conduct business in.  We deem the profitability and growth risk to be low.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates

Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

•  reducing waste at the source, including recycling and composting;

•  prohibiting disposal of certain types of waste at landfills; and

•  limiting landfill capacity.

Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

•  requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning, composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

•  prohibiting the disposal of yard waste, tires and other items in landfills.

These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead to our landfills operating at a reduced capacity or force us to charge lower prices for landfill disposal services.  While reduced landfill volumes may occur as a result of various waste reduction initiatives, we look to be a partner with the provinces, states and municipalities we operate in to be part of their waste reduction solution.  And while landfill volumes may decline due to waste reduction initiatives effectively causing over-capacity in the market place, in markets where alternative means of disposal do not exist or the costs are prohibitive, landfill pricing could increase.  Operating with a vertically integrated suite of assets allows us to run strategies in each market place, which could include, but is not limited to, strategies to protect or grow market share or operating margins.  We don’t perceive this risk to be significant in the near term as this risk may take years to develop any significance.

If our assumptions relating to expansion of our landfills should prove inaccurate, our results of operations and cash flow could be adversely affected

When we include expansion airspace in our calculations of available airspace, our closure and post-closure liabilities are determined as the present value of the obligation, including those obligations expected to be incurred, over both the permitted and expansion airspace.  It is possible that any of our estimates or assumptions could be significantly different from the actual results.  In some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit that we previously thought was probable has become unlikely.  To the extent that such estimates, or the assumptions used to make those estimates, prove to be significantly different than actual results, or our belief that we will receive an expansion permit changes adversely in a significant manner, landfill development costs may be impaired and accrued landfill closure and post-closure obligations may need to be re-measured.  The re-measurement of landfill closure and post-closure costs may result an increase or decrease in any accrued obligations which may negatively or positively impact our results of operations.  Our management team has a successful track record of realizing expansions it includes in its determination of landfill closure and post-closure cost obligations and landfill asset amortization rates.  In addition, any changes to expansion assumptions will generally be recognized over the then remaining life of the landfill site, which would prove to be less severe than if recognized at or towards the end of the sites permitted life.  Many of our landfills are permitted for significant periods of time with assumption of expansion which limits our exposure to changes in landfill expansion estimates.  We don’t perceive this risk to be significant at this time.

We routinely make accounting estimates and judgments.  If these are proven to be incorrect, subsequent adjustments could require us to restate our historical financial statements

We make accounting estimates and judgments in the ordinary course of business.  Such accounting estimates and judgments will affect the reported amounts of our assets and liabilities at the date of our financial statements and the reported amounts of our operating results during the periods presented.  Additionally, we interpret the accounting rules in existence as of the date of our financial statements when the accounting rules are not specific to a particular event or transaction.  If the underlying estimates are ultimately proven to be incorrect, or if our auditors or regulators subsequently interpret our application of accounting rules differently, subsequent adjustments could have a material adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our historical financial statements.  We remain diligent in our review of accounting rules and regulation.  We work with our auditors on all significant accounting matters and perform various internal reviews and complete various internal procedures to ensure we remain compliant.

The adoption of new accounting standards or interpretations could adversely affect our financial results

Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods.  The accounting rules and regulations that we must comply with are complex and continually changing.  While we believe that our financial statements have been prepared in accordance with U.S. GAAP, we cannot predict the impact of future changes to accounting principles on our financial statements going forward.

If we identify deficiencies in our internal control over financial reporting, we could be required to restate our historical financial statements

We may face risks if there are deficiencies in our internal control over financial reporting and disclosure controls and procedures.  Our Board of Directors, in coordination with the Audit Committee, is responsible for assessing the progress and sufficiency of our internal control over financial reporting and disclosure controls and procedures and makes adjustments as necessary.  Any deficiencies, if uncorrected, could result in our financial statements being inaccurate and result in future adjustments or restatements of our historical financial statements, which could adversely affect our business.  We cannot predict the impact a deficiency in our internal controls over financial reporting could have on our financial statements.

We may, in the future, attempt to divest or sell certain parts or components of our business to third parties, which may result in lower than expected proceeds or losses or we may be unable to identify potential purchasers

From time to time in the future, we may sell or divest certain components of our business.  These divestitures may be undertaken for a number of reasons, including as a result of a determination that the specified asset will provide inadequate returns to us, the asset no longer serves a strategic purpose in connection with our business or we determine the asset may be more valuable to a third party.  The timing of such sales or divesture may not be entirely within our control.  For example, we may need to quickly divest assets to satisfy immediate cash requirements, or we may be forced to sell certain assets prior to canvassing the market or at a time when market conditions for valuations or for financing for buyers are unfavorable, which would result in proceeds to us in an amount less than we expect or less than our assessment of the value of those assets.  We also may not be able to identify buyers for certain of our assets, due to difficulties in obtaining financing, or we may face opposition from municipalities or communities to a disposition or the proposed buyer.  Any sale of our assets could result in a loss on divestiture.  Any of the foregoing would have an adverse effect on our business and results of operations.  At present, we have no immediate plans to divest of or sell certain parts or components of our business.  Accordingly, we deem this risk to be low.

The downturn in the U.S. economy may expose us to credit risk for amounts due from governmental agencies, large national accounts and others

The weak U.S. economy has reduced the amount of taxes collected by various governmental agencies.  We provide services to a number of these agencies including numerous municipalities.  These governmental agencies may suffer financial difficulties resulting from a decrease in tax revenue and may ultimately be unable or unwilling to pay amounts owed to us.  In addition, the weak economy may cause other customers, including our large national accounts, to suffer financial difficulties and ultimately to be unable or unwilling to pay amounts owed to us.  This could have a negative impact on our consolidated financial condition, results of operations and cash flows.  We believe that our customer base is sufficiently diversified both by customer type and geography to limit our exposure to credit risk to a level that is sufficiently low at this time.

Risks and uncertainties related to the acquisition of WSI

We incurred significant transaction, financing and other costs in connection with the acquisition

We incurred a number of non-recurring costs associated with the combination of the two companies.  The substantial majority of non-recurring expenses resulting from the acquisition were comprised of transaction and financing costs, facilities and systems consolidation costs and employment-related costs.  We also incurred transaction fees and costs related to formulating integration plans. Additional unanticipated costs may be incurred related to the integration of the two companies’ businesses.  The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset these incremental costs in the near term, or at all.  We contemplated transaction, financing and other costs in connection with acquisition and have entered into new credit facilities in Canada and the U.S. that we deem sufficient to absorb known and potentially unknown costs.  Our integration effort is well under way and we are aggressively putting the plan to work.  We remain confident that we can successfully execute our integration plan and that we will realize the expected synergies that will result from our execution of this plan.

The acquisition may not be accretive and may cause dilution to our earnings per share, which may negatively affect the market price of our common shares

We expect that the acquisition will be accretive to earnings per share, after taking into account transaction costs, within two years from completion of the merger.  This expectation is based on estimates which may materially change.  We could also encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated.  All of these factors could cause dilution to our earnings per share or decrease or delay the expected accretive effect of the acquisition and cause a decrease in the price of our common shares.  As noted, we remain confident that we can successfully execute our integration plan and that we will realize the expected synergies resulting from our execution.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expense

More than 50% of our total assets are located in the U.S.  In order to maintain our current status as a foreign private issuer, a majority of our common shares must be either directly or indirectly owned by non-residents of the U.S.  We may in the future lose our foreign private issuer status if a majority of our common shares are held by residents of the U.S.  The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system (“MJDS”).  If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission (“SEC”), which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, we may lose the ability to rely upon exemptions from New York Stock Exchange (“NYSE”) corporate governance requirements that are available to foreign private issuers.  Finally, if we lose our foreign private issuer status, to the extent that we were to offer or sell our securities outside of the U.S., we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future and create a higher likelihood that investors would require us to file resale registration statements with the SEC as a condition to any such financings.  While we contend that losing our MJDS filing status will result in additional costs and expense, we don’t believe the costs will be overtly significant.  In addition, various former WSI employees who held certain responsibilities for compliance with U.S. regulatory authorities have continued with the Company which we believe will limit our exposure to increasing costs.

Because we are an Ontario company, certain civil liabilities and judgments may not be enforceable against us

We are organized under the laws of the province of Ontario, Canada, and certain of our directors and officers are residents of Canada.  Consequently, it may be difficult for U.S. investors to affect service of process within the U.S. upon us or upon our directors or officers, or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under the Exchange Act.  Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against us or any of our non-U.S. resident officers or directors.

Environmental Matters

Environmental charter and mandate

We have an environmental, health and safety committee (the “committee”) and its primary purpose is to assist the Company’s board of directors in fulfilling its oversight responsibilities in relation to the following:

•      the establishment and review of safety, health and environmental policies, standards, accountabilities and programs;

•      management of the implementation of compliance systems;

•      monitoring the effectiveness of safety, health and environmental policies, systems and monitoring processes;

•      receiving audit results and updates from management with respect to health, safety and environmental performance;

•      reviewing the annual budget for safety, health and environmental operations;

•      commissioning and reviewing reports, including external audits, on the nature and extent of any compliance and non-compliance with environmental and occupational health and safety policies, standards and applicable legislation and establishing plans to correct deficiencies, if any;

•      matters customarily performed by the committee; and

•      addressing any additional matters delegated to the committee by the Company’s board of directors.

The committee consists of not less than three directors.  Its members and its Chair will be appointed annually by the board of directors, on the recommendation of the governance and nominating committee.  Each member of the committee must be an independent director within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices of the Canadian Securities Administrators and applicable New York Stock Exchange listing standards, as amended or replaced from time to time.

The board of directors may fill vacancies in the committee by election from its members, and if and whenever a vacancy shall exist in the committee, the remaining members may exercise all of its powers so long as a quorum remains in office.

The Company’s secretary shall, upon the request of committee chairman, any member of the committee or the Vice-Chairman and Chief Executive Officer of the Company, call a meeting of the committee.  Any member of the committee may participate in the meeting and the committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend at meetings of the committee.  The committee shall keep minutes of its meetings which shall be submitted to the board of directors.

To carry out its oversight responsibilities, with respect to the environment, the responsibilities of the committee will be:

•      to review and recommend to the board of directors, for approval, environmental policies, standards, accountabilities and programs for the Company, and changes or additions thereto, in the context of competitive, legal and operational considerations;

•      to commission and review reports, including external audits, on the nature and extent of compliance or any non-compliance by the Company with environmental policies, standards and applicable legislation and plans to correct deficiencies, if any, and to report to the board of directors on the status of such matters;

•      to review such other environmental matters as the committee may consider suitable or the board of directors may specifically direct.

The committee will regularly report to the board of directors on:

•      compliance with safety, health and environmental policies;

•      the effectiveness of safety, health and environmental policies; and

•      all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

The committee will annually review and evaluate the adequacy of its charter and recommend any proposed changes to the governance and nominating committee.

The committee may, without seeking approval of the board of directors or management, select, retain, terminate, set and approve the fees and other retention terms of any outside advisor, as it deems appropriate.  The Company will provide for appropriate funding, for payment of compensation to any such advisors, and for ordinary administrative expenses of the committee.

Environmental policies (excluding critical accounting policies)

Our environmental health and safety policy requires that we complete a thorough review of the environmental health and safety risks associated with acquisition candidates, or assumption, essential to ensure that the status of compliance with laws, regulations, permits or other legal instruments is understood to the best of our knowledge prior to completing the acquisition, or assumption.  This policy establishes the requirement and responsibility for conducting environmental health and safety due diligence reviews of acquisition candidate companies, joint-ventures, building or land leases, buildings or land acquisition, third party storage facilities and assumption including environmental health and safety provisions of facility operating contracts or other obligations being assumed.  The policy further requires a review and assessment of the structural integrity of buildings and tipping floors of buildings where waste will be placed.

Our third party transfer and disposal sites policy addresses waste disposal by us at third party transfer stations, landfills, recycling facilities and other processing and disposal facilities.  These facilities receive wastes and recyclable material collected by us from our customers and in some instances generated by us in the operation of our business.  Internally generated wastes include general waste and recyclable material, used oils and lubricants, leachate, condensate, batteries, solvents, used tires, scrap metals and other wastes.  To ensure that the third party facilities used by us do not impact our business, environmental or health and safety record, the third party facilities must meet an acceptable operational and regulatory compliance state as set forth by us.  Third party facilities that do not meet the acceptable minimum standards will not be used, unless approved by certain senior management.

Our nuisance wildlife management policy addresses guidelines for managing nuisance wildlife.

Policy development

In the development of any policy, including but not limited to environmental policies, management input drives the core content for all policies.  Our internal audit function provides the necessary administrative support for documenting management’s intent and maintaining the policies.  Policy owners are identified and referenced in the policy itself and will drive the input to their policies.  Ownership and input is primarily determined by the core functional nature (e.g. finance, human resources, environmental) of the policy and by the constituency impacted.

A policy may be developed or refined as the result of a significant event that permanently changes the way we operate or report financial results.  When a significant event occurs, relevant management, together with the policy owner, will determine whether a new policy should be developed or an existing policy updated.

The company level policies must meet or exceed the Toronto Stock Exchange (“TSX”) and NYSE guidelines for corporate governance.  Policy content must be specific enough to provide adequate and effective internal controls, and general enough to ensure that adherence by all locations is realistic, regardless of size.  Special care is given to ensure policies are concise and focused on the essential requirements of management and regulatory authorities.  Both the policy owner and executive management must approve all new policies and changes to existing policies.  The audit committee and/or board of directors is also charged with reviewing company level policies (i.e. disclosure, code of conduct) and changes to existing policies or new policy requests.

Once a policy is finalized and approvals are obtained, the most up-to-date version of each policy is maintained internally in electronic and printed formats.  A printed copy of all policies is made available and maintained at each location.  As policies are updated and disseminated, it is the responsibility of each department head and/or field management to maintain the most current policies and communicate them to the employees at their respective location(s).

Policy owners review their respective policies, at least annually, and update the content as necessary.  Requests for new policies or permanent changes to existing policies are communicated to internal audit.  The internal audit department will review the request and present it to the relevant policy owner for evaluation.  An inventory of existing policies is maintained on the Company’s Intranet site and will be referred to when deciding whether to add or change a policy.

Legislation and governmental regulation

We are subject to extensive legislation and governmental regulation that may restrict or increase the cost of our operations.

Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters.  These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality, including carbon or green house gas emissions, water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances.  In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict our operations and growth.

Our compliance with regulatory requirements is costly.  We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close certain landfills or we may not be able to offset the cost of complying with these requirements.  In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate us to spend monies in addition to those currently accrued.

Extensive regulations govern the design, operation, and closure of landfills.  For example, in October 1991, the U.S. Environmental Protection Agency (“EPA”) established minimum federal requirements for solid waste landfills under Subtitle D of The Federal Resource Conservation and Recovery Act of 1976, as amended.  If we fail to comply with the Subtitle D regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties.  Moreover, if regulatory agencies fail to enforce the Subtitle D regulations vigorously or consistently, competitors whose facilities do not comply with the Subtitle D regulations or their state counterparts may obtain an advantage over us.  The financial obligations arising from any failure to comply with the Subtitle D regulations could harm our business and operating results.  Similar minimum requirements, including the requisite obligations, exist for solid waste landfills operating in Canada, which are governed by the respective provincial jurisdiction in which the landfill is located.

Certain of our waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries.  In the future, our collection, transfer, and landfill operations may be affected by proposed U.S. federal legislation governing interstate shipments of waste.  Such proposed federal legislation could prohibit or limit the disposal of out-of-state waste (including waste from Canada) and may require states, under certain circumstances, to reduce the amount of waste exported to other states.  If this or similar legislation is enacted in states in which we operate, it could have an adverse effect on our operating results, including our landfills that receive a significant portion of waste originating from out-of-state.  In addition, we believe that several states have proposed or have considered adopting legislation that would regulate the interstate transportation and disposal of waste in the states’ landfills.

Certain collection, transfer, and landfill operations may also be affected by “flow control” legislation.  Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in transfer stations or landfills or in third party landfills used by us.

In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the “Business Integrity Commission”), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees.  The need for review by the Business Integrity Commission could delay our consummation of acquisitions in New York City, which could limit our ability to expand our business in this region.

From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills.  For example the province of Quebec and Manitoba introduced a disposal levy payable to the province for all solid waste disposed of at a landfill.  Accordingly, these levies may discourage the delivery and disposal of solid waste at landfills we operate in these provinces.  While we have been successful in passing these additional levies along to our customers, if additional fees are imposed in these or other jurisdictions in which we operate, and we are not able to pass the fees through to our customers, our operating results would be negatively affected.

We must comply with the requirements of federal, provincial, and state legislation related to worker health and safety.  These requirements can be onerous and require the employer to provide a safe workplace and require that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task.  Our compliance with these regulatory requirements is costly.  We may be required to enhance, supplement or replace equipment and or facilities.  If we are unable to comply with these regulatory requirements, we could be required to close certain facilities.  Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

The operational and financial effects discussed above associated with compliance with the laws and regulations and changes thereto to which we are subject, could require us to make significant expenditures or otherwise affect the way we operate our business, and could affect our financial condition and results of operations.

Environmental regulation and litigation

We may be subject to legal action relating to compliance with environmental laws, and to civil claims from parties alleging some harm as a consequence of migrating contamination, odours, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which the business may be responsible.  We may also be subject to court challenges of our operating permits.

Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

In general, environmental laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit.  Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief. These agencies and attorneys general may also attempt to revoke or deny renewal of our permits, franchises or licenses for violations or alleged violations of environmental laws or regulations.  Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which we operate and to impose monetary penalties.  Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with our operations.

From time to time, we have received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities alleging that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations.  We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices.  However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings.  Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services, and negatively impact results from operations.  A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could also affect our financial condition and results of operations.

Our future compliance with landfill gas management requirements under the U.S. Clean Air Act of 1970, as amended, and provincial gas management legislation in Canada, may require installation of costly equipment, as well as incurring additional operating and maintenance costs.

Environmental contamination

We may have liability for environmental contamination associated with our current and former facilities as well as third party facilities. We may also be susceptible to negative publicity if we are identified as the source of potential environmental contamination.

We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated our properties, including soil or water under our properties, or if such substances from our properties contaminate or have contaminated the properties of others.  We could be liable for this type of contamination even if the contamination did not result from these activities or occurred before we owned or operated the properties.  We could also be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed.  Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages.  Moreover, many substances are defined as “hazardous” under various environmental laws and their presence, even in minute amounts, can result in substantial liability.  While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford contribution.  If we incur liability and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, our financial condition and results of operations may be impacted.

In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities.  These businesses may have released substances into the soil or groundwater.  They may also have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil or groundwater.  Depending on the nature and business of these acquisitions, and other factors, we could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable.  Any indemnities or warranties we obtained or obtain in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons.  Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage.

We could be subject to legal actions brought by governmental or private parties in connection with environmental contamination or discharges.  Any substantial liabilities associated with environmental contamination, whether to federal, provincial or state environmental authorities or other parties, could affect our financial condition and results of operations.

The currently inactive Tantalo landfill, which is located on the Seneca Meadows landfill, has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”.  In the second quarter of 2009, the Department of Environmental Conservation reclassified the site to one which no longer presents a significant threat to public health or the environment.   The reclassification is the result of recently completed remedial construction activities.

Climate Change Risk

We believe we are exposed to regulatory risks related to climate change because we operate in one of the most heavily regulated industries in North America.  The addition of increased regulations for the management of Green House Gases (“GHG”), particularly methane as a component of landfill gas, has been anticipated in the U.S. and in Canada.  We believe we are well positioned to manage these changes without severe impact to our operations.  The management of landfill gas generated at our landfills has been an integral part of our operations for many years and the associated costs required to manage this gas is contemplated in the development of our landfill asset amortization rates and asset retirement obligations.

We expect and encourage further strengthening of regulations related to our industry and we are committed to ensuring our operations meet and, where possible, exceed those requirements.  While meeting an ever-increasing regulatory regime can be costly, we proactively undertake initiatives to manage our GHG obligations to minimize those costs in an environmentally conscious manner.

We have taken action to manage regulatory risks and as one of North America’s largest environmental services companies, we have extensive experience and resources needed to operate in a highly regulated industry with strict legislation.  In addition to meeting and exceeding regulatory expectations for many years, we work constantly to identify best management practices that promote environmental sustainability.

We regularly review regulatory risks by qualified internal and external personnel at the local, regional and national levels.  This means that in all of our communities learning about new and improved methods of managing our services occurs by engaging with regulators and with industry experts to ensure we are always at the forefront of environmental excellence.

We are also exposed to physical risks.  Our operations provide service to various Canadian and U.S. markets and we operate landfills, transfer stations, materials recovery facilities and three landfill gas to energy facilities.  In addition, several of our landfills include facilities for the collection and thermal destruction of methane and it is management’s future intention to implement landfill gas recovery systems for other landfills it operates.  Some of these markets are located in geographic areas with altitudes close to sea level, but the majority are located either remote from or at sufficient altitudes as to not be affected by sea level change.

We are prepared for and have historically taken steps to minimize the potential impact of extreme events, such as weather, to our operations.  We are also dependent on suppliers of various resources such as waste collection vehicles, fuel and other consumables.  Any extreme disruption in the supply of such resources could impede our ability to operate efficiently.

We continually review our physical risks as part of regular management operating reviews and, as issues are raised, we adapt our operating processes to minimize potential impacts from these risks.

We are also aware of consumer attitudes and demands, and changes thereto, as the public becomes ever increasingly aware of, and educated about, environmental issues.  We believe that consumers prefer to work with companies that are environmentally astute, provide environmentally sound services and encourage environmental well-being.  We encourage these attitudes and beliefs and, as an industry leader, we are well-positioned to assist our customers in realizing beneficial actions and in adjusting to changes in regulation or service that may result from climate change initiatives.  We are committed to identifying and offering services that can mutually benefit our customers while also addressing their climate change issues.  We regularly review our operations and policies to incorporate innovation and strategic management plans to reduce greenhouse gas emissions while remaining committed to provide competitive customer service and having continued respect for regulations and environmental stewardship.

Financial Information Controls and Procedures

The Vice Chairman and Chief Executive Officer and the Vice President and Chief Financial Officer of the Company, together with various levels of management, have evaluated the design and operating effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting at December 31, 2010.  Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.  The Vice Chairman and Chief Executive Officer and the Vice President and Chief Financial Officer are collectively satisfied that the Company’s disclosure controls and procedures were adequate and effective to ensure significant information relating to the Company is disclosed in accordance with various regulatory requirements.  In addition, the Vice Chairman and Chief Executive Officer and Vice President and Chief Financial Officer concluded that the Company’s internal control over financial reporting was adequate and effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, excluding certain permitted assets and operations acquired in the year as outlined in Management’s Report on Internal Control Over Financial Reporting.

For the year ended December 31, 2010, there have been no changes to the Company’s internal control over financial reporting that had, or is reasonably likely to have, a material affect on its internal controls over financial reporting.

International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  We will not be required to comply with IFRS as we have elected to report our continuing financial results in accordance with U.S. GAAP.

Definitions of Adjusted EBITDA and Free cash flow

(A) All references to “Adjusted EBITDA” in this MD&A are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, conversion costs, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, conversion costs, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses — SG&A expense includes certain non-operating or non-recurring expenses.  These expenses include transaction costs related to acquisitions and fair value adjustments attributable to stock options.  These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses — restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Amortization — as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital and landfill assets — proceeds from the sale of capital and landfill assets are either reinvested in additional or replacement capital or landfill assets or used to repay revolving credit facility borrowings.

Interest on long-term debt — interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss — as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments — as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Conversion costs — conversion costs represent professional fees incurred on the Fund’s conversion from an income trust to a corporation and its eventual wind-up.  These expenses are not considered an expense indicative of continuing operations.  Conversion costs represent a different class of expense than those included in adjusted EBITDA.

Other expenses — other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes — income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee — as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

Adjusted EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between adjusted EBITDA and net income are detailed in the consolidated statement of operations and comprehensive income or loss beginning with operating income before restructuring expenses, amortization and net gain or loss on sale of capital and landfill assets and ending with net income and includes certain adjustments for expenses recorded to SG&A which management views as not being indicative of continuing operations.  A reconciliation between operating income and adjusted EBITDA is provided below.  Adjusted operating income and adjusted net income are also presented in the reconciliation below.

	Year ended December 31
	2010	2009

Operating income	$184,495	$127,012
Transaction and related costs - SG&A	8,563	3,612
Fair value movements in stock options - SG&A	8,336	2,006
Corporate reorganization expense - SG&A	—	1,315
Restructuring expenses	5,180	—
Adjusted operating income	206,574	133,945
Net gain or loss on sale of capital and landfill assets	(414)	(198)
Amortization	207,666	156,702
Adjusted EBITDA	$413,826	$290,449

Net income	$82,169	$53,728
Transaction and related costs - SG&A	8,563	3,612
Fair value movements in stock options - SG&A	8,336	2,006
Corporate reorganization expense - SG&A	—	1,315
Restructuring expenses	5,180	—
Interest on long-term debt(5)	2,409	—
Net gain or loss on financial instruments	(5,493)	(1,562)
Conversion costs	—	298
Other expenses	3,210	162
Net income tax expense or recovery	(3,398)	32
Adjusted net income	$100,976	$59,591

Note:

(5)        Interest on long-term debt includes high yield defeasance interest and the write-off of deferred financing costs.

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of operating performance (see page 13).  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends and or distributions declared, and is therefore unlikely to be comparable to similar measures used by other companies.  The purpose of presenting this non-GAAP measure is to provide similar disclosures to other U.S. publicly listed companies in the waste industry.  We use this non-GAAP measure to assess our performance relative to other publically listed companies and to assess the availability of funds for growth investment and debt repayment.  All references to “free cash flow” in this MD&A have the meaning set out in this note.